Total # of Pages: 104
Total # of Exhibits: 1
Exhibit Index: p 2

000001

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

04025614

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 4-1-04

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

APR 8 2004

For the month of April, 2004 (Second)

Commission File Number: 0-49888

PROCESSED
APR 12 2004
THOMSON FINANCIAL

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of April 2004, and incorporated by reference herein, is:

000002

Page 5

Exhibit No.	Description
1.	Randgold Resources – 2003 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By: ____________________
David J. Haddon
Group Company Secretary

Dated: April 7, 2004

Exhibit 1

000005



The next big step in Africa

RANDGOLD RESOURCES

ANNUAL REPORT 2003


000006

Contents



000007

Salient Features

- Cash increased by US$46 million year on year
- Net profit of US$47.5 million for the year
- Development of Loulo given the green light and construction begins
- Attributable production of 317 597 ounces at a total cash cost* of US$100/oz
- The Company admitted to the FTSE 250 Index and the FTSE Gold Index

Year ended US$000	31 Dec 2003	31 Dec 2002
Operating profit from mining activity*	77 936	100 021
Exploration and corporate expenditure	17 007	16 686
Depreciation and amortisation	10 269	8 765
Net profit	47 526	65 728
Total assets	225 425	173 858
Shareholders' equity	177 187	118 985
Market capitalisation at year end	814 317	406 104
Earnings per share (US$)	1.66	2.61

* *Refer to note 24: Notes to the Annual Financial Statements pg 81.*



Corporate Profile

Our mission is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold.







- Randgold Resources is an international gold mining and exploration business focused in Africa, incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and Nasdaq in 2002. On 22 September 2003, Randgold Resources was accepted as a member of the FTSE 250 Index.

- Randgold Resources' mission is to achieve superior returns on equity through the discovery, management and exploitation of gold-focused resource opportunities.

- It has to date discovered the 7 million ounce Morila deposit in southern Mali, the 3 million ounce Tongon deposit in Côte d'Ivoire and added 4 million ounces to Loulo in western Mali. The Company successfully developed the Morila deposit into one of the world's largest and highest margin gold mines, which since it started production in October 2000 has produced over 2.6 million ounces at a total cash cost* of approximately US$89 per ounce.

- In February 2004 Randgold Resources announced that it would develop a new mine at Loulo in Mali, with the open-pit operation scheduled to start production in July 2005. Feasibility study work on the underground potential to extend the life of the operation is continuing.

- Randgold Resources has a prefeasibility project at Tongon in Côte d'Ivoire and a portfolio of prospective exploration projects in Mali, Côte d'Ivoire, Senegal and Tanzania.

* *Refer Note 24: Notes to the Annual Financial Statements pg 81.*

000010



Chairman's Statement

Randgold Resources is a driven business: driven to create value, driven to generate returns. It does not shrink from a challenge, nor is it content to mark time.







Randgold Resources... return driven

Total Shareholder Return vs HSBC Global Gold Index


Volume traded 000s
US$
Volume
Randgold Resources
HSBC Global Gold Index (rebased to Randgold's US$ share price)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
30
25
20
15
10
5
0
2001
2002
2003
2004

The theme of this year's annual report is "The Next Big Step in Africa", which is a description of our progress as well as a statement of our intent. As Randgold Resources' record shows, it is a Company that has advanced rapidly but steadily, step by carefully calculated step. And as it has also demonstrated, it does not shrink from a challenge, nor is it content to mark time. Randgold Resources is a driven business: driven to create value, driven to generate returns. This report details how far that drive has brought us to date, and where we are going from here.

The review period has again been a productive time for the Company, culminating in the decision to proceed with the development of a new gold mine at Loulo in Mali. There were many other highlights:

- The share price rose substantially and - while there is still value to be unlocked relative to our peers - it appears that market confidence in our prospects and our ability to realise them is increasing.
- Market capitalisation and trading volumes grew to levels where they qualified Randgold Resources for inclusion in the FTSE 250 and membership of this prestigious index has also contributed to our re-rating by investors.
- The balance sheet continued to strengthen and at the year-end our cash reserves had been built up to more than US$100 million while our debt was negligible. This obviously provides us with a potent springboard for further growth.
- In line with our commitment to organic growth, we continued to invest significantly in exploration and development. Our footprint now extends from the east coast of Africa to the west, with operations ranging from grassroots exploration to advanced projects.

Another major event of the year was, of course, our bid for Ashanti. While ultimately not successful, it was not an unproductive exercise. It clearly demonstrated Randgold Resources' ability to compete effectively at the highest international level, with a management team that not only has exploration and operational skills but also a high level of corporate competence. It also signalled the scope and seriousness of our growth ambitions.

Last year's activities took place against a backdrop of an upward trend in the gold market. In my previous chairman's statement, for the year 2002, I noted that there were a number of factors which were likely to have a positive effect on our business and the gold industry in general.



This has indeed been the case and in 2003 gold prices were mainly above the US$350/oz level and at, or above US$400 for the last quarter. Despite these relatively high prices, demand has remained buoyant, particularly in India, which consumes over 20% of the world supply.

Gold's recovery as a major investment medium has a number of fundamental causes. The strong correlation of gold with the euro:dollar cross rates has highlighted its role as money, while the continuing weakness of the US currency has been good for the dollar gold price. In addition, new products enabling investors to trade the metal on international stock exchanges have been introduced in London and Australia. Significantly, producers have greatly reduced the practice of selling gold forward, which in the past exercised a downward pressure on the price.

This is not the whole story, however. Producer currencies and gold are entwined in many ways, and the South African and Australian gold miners have had their margins tightly squeezed by the strengthening of their local currencies against the dollar. This, coupled with high prices for diesel and other consumables, has placed much of the industry under cost pressure, with average total cash costs increasing by some US$30/oz over the past 12 months.



Gold price



Gold price - US$/oz
425
400
375
350
325
300
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2003
2004

Against this background, the industry's investment in exploration and development has generally been very limited over the past year. Companies have raised a great deal of new equity, but this has largely been used to restructure and strengthen balance sheets, and not to replace the ounces that are being mined out.

Consolidations and acquisitions look set to continue, but as we have noted before, at best these merely unlock value. Value is only created through organic growth, which is why Randgold Resources has unwaveringly maintained its focus on discovering and developing fresh opportunities. Today, thanks to this sustained effort, we have a sound operation in Morila, a new mine at Loulo scheduled to go into production next year, a pre-feasibility project at Tongon, and a pipeline of very promising exploration plays. In addition, the enduring state of flux in the worldwide gold industry is generating interesting opportunities that we are examining closely at the corporate level. All in all, we are looking at the coming year and beyond with keen anticipation, confident that we are capable of sustaining our profitable growth momentum.

As we indicated at the year end, the Board has decided to clear the way for dividend payments to start by expunging accumulated losses through the share premium account. The Board has also decided to enhance liquidity by way of a share split. Both these are subject to approval by our shareholders and the regulatory authorities.

During the year, David Ashworth, Brett Kebble and more recently Ferdinand Lips retired from the Randgold Resources board. Each of them made an invaluable contribution to the Company, particularly in its challenging formative years, and I thank them for the guidance they gave us and the personal effort they put into building this business. Bernard Asher has been elected as the senior independent non-executive director to strengthen our presence in the London market. My collegues on the Board were, as ever, an invaluable source of counsel and clear perspective, and I thank them for their contribution.

A special word of appreciation is due to Mark Bristow and his team for another great performance at the corporate as well as the operational level. Every member of that team embodies the passion that characterises this Company. Finally, as ever, our thanks go to our shareholders and our stakeholders - notably the governments and people of the countries where we operate - for their continued support during the year.



Roger Kebble
Chairman

Top row: *(From left to right)*
Roger Kebble, Mark Bristow,
Roger Williams and Bernard Asher.







Directors

as at 9 March 2004

Roger A R Kebble (64)
Chairman

Mr Kebble was appointed a director of Randgold Resources in August 1995 and chairman in March 1998. With 16 years' gold mining experience followed by 17 years in allied industries in the private sector, he returned to the mining industry after acquiring a majority interest in Rand Leases Gold Mine in 1992. In 1994, he was appointed to the board of Randgold & Exploration Company Limited as technical director. He is currently the chairman of Randgold & Exploration, JCI Limited and Western Areas Limited.

D Mark Bristow (45)
Chief Executive Officer

A geologist with 20 years' experience in the mining industry, he holds a PhD in Geology from Natal University. Dr Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. In August 1995 he was appointed a director and subsequently in October 1995 chief executive of Randgold Resources, when it was established as Randgold & Exploration's international mining and exploration subsidiary. He has been instrumental in building and developing Randgold Resources into a gold-focused mining and exploration company and has played a significant role in encouraging the emergence of the mining sector in the West African sub-region. In addition to the above responsibilities, during the period from 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mines of the Randgold & Exploration Group and its affiliated gold mining companies. He has held director positions on the board of Harmony Gold Mining Company Limited and Durban Roodepoort Deep Limited.

Roger A Williams (40)
Finance Director

Mr Williams is a chartered accountant with 16 years experience in finance as a management accountant, auditor and financial manager. Prior to joining Randgold Resources in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the UK. In November 2001 he was appointed alternate director, and was appointed finance director in April 2002.








Bottom row:
Jean-Antoine Cramer, Robert Israel, Philippe Liétard and Aubrey Paverd.

Bernard H Asher (67)
Senior Independent Non-executive
Chairman of the Audit Committee and Member of the Remuneration Committee

Until his retirement in February 1998, he was an executive director of HSBC Holdings plc, and was also chairman of the HSBC Holdings' subsidiary, HSBC Investment Bank plc, where he was responsible for the investment banking activities of the Group. He is chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He was appointed a director of Randgold Resources in June 1997 and senior independent director in October 2003.

Jean-Antoine Cramer (72)
Non-executive
Member of the Audit Committee

Mr Cramer was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company. Mr Cramer was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics. He was appointed a director of Randgold & Exploration in 1994 and resigned following his appointment to the Randgold Resources Board in 1997.

Robert I Israel (54)
Non-executive
Chairman of the Remuneration Committee

Until April 2000, a managing director of Schroder & Co Inc of New York and head of its Energy Department, Mr Israel is now partner at Compass Partners International. His experience in corporate finance, especially the natural resources sector, extends over 26 years. Mr Israel was appointed a director in June 1997.

Philippe Liétard (55)
Non-executive
Member of the Audit and Remuneration Committees

Mr Liétard is managing director of the Global Natural Resources Fund. Prior to July 2000 he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience with the IFC and the World Bank spans a period of 26 years, most of them in the minerals business and in Africa. He was appointed a director in February 1998.

Aubrey L Paverd (65)
Non-executive
Member of the Audit Committee

Appointed a non-executive director in August 1995, Dr Paverd brings 40 years of international geological experience to the Board. He spent five years as a geologist in Zambia. In 1973 he joined Newmont South Africa as chief geologist and the following year moved to Tsumeb Corporation in Namibia where he served for five years as superintendent of geology. He then rejoined Newmont, in the US, where he progressed to vice-president of exploration. From 1994 to December 1999, he was the group executive (Exploration) at North Limited in Melbourne, Australia. Dr Paverd is now an independent consultant and a non-executive director of Compania de Minas Buenaventura.



Chief Executive's Report

Today, Randgold Resources is a substantial, integrated gold business, with a distinctive brand built on the delivery of returns and the creation of value. It has a sizable operational footprint in Africa and a strong presence in global capital markets.





When we started this business, we charted a course for its growth and we have stuck to that through the ups and downs of the market, and occasionally over quite substantial obstacles. Others sometimes saw our approach as contrarian, particularly in the early years, but by any measure it has brought us a long way. Today, Randgold Resources is a substantial, integrated gold business, with a distinctive brand built on the delivery of returns and the creation of value. It has a sizable operational footprint in Africa and a strong presence in global capital markets; a wealth of opportunities and a robust balance sheet through which to realise these. It has a broad, supportive shareholder base and productive alliances with stakeholders and partners wherever it operates. And, not least, it has a formidably accomplished management team which combines discipline with passion in everything it does.

We have reached this stage by consistently taking what we see as the basic steps in building a successful gold business. Thus, for example, we have continuously invested in our future through exploration, development and the exploitation of opportunity, even when market conditions were poor and we could ill afford it. With the gold price at its present high levels, much of the industry is chanting the mantra of discovery with the zeal of the recently converted; Randgold Resources, on the other hand, has always been committed to organic growth, and has demonstrably put its money where its mouth is. From the solid foundations we have created, we are now well placed to advance to the next level.

Fast-forwarding Morila, green-lighting Loulo

During the past year, Randgold Resources maintained a high rate of operational and corporate activity.

We pressed the fast forward button at our Morila joint venture, where the new plant expansion programme is currently being commissioned and where, in conjunction with our partners, we are aggressively hunting for new ounces within the lease area.

Morila is a prime example of organic value creation. We discovered and built this great mine and, long before it went into production in October 2000, we predicted that it would be a company maker. And so it has been, contributing US$264 million to our balance sheet to date. Over the past three years, Morila has produced over 2.5 million ounces and has ranked as one of the industry's largest and highest margin producers. There are still 3 million ounces left and probably more to be found but, in any event, Morila will continue to be a bountiful cash producer for at least another five years. While costs have started to rise in line with forecast, all the project debt will have been paid off by June this year, after which every dollar above the operating cost goes straight to the bottom line.

Proving that Morila was not a once-off lucky strike, we are currently developing a new mine at Loulo, which became a viable proposition through our discovery of the 3 million ounce Yalea deposit there. Loulo is obviously not the company maker that Morila has been, but it is a robust project in its own right, with potentially long legs. While the open pit operation is being built - it is scheduled to start producing gold in July 2005 - we have embarked on a feasibility study on the underground resources and the opencast satellite resources. The orebody extensions have already been defined, and we believe Loulo has a realistic prospect of growing well beyond its present six year horizon into a medium size long life producer, generating healthy and sustainable returns.

In the meantime, Resolute Mining are completing their due diligence of Syama and are scheduled to make a decision about buying our interest in this mine, which has been on care and maintenance since 2002, when

Mineral rights table

Country	Type*	Area (km²)	Area (Sq miles)	Equity (%)
Mali				
Syama	EP	191	74	80.0
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Koba	EEP	58	22	85.0
Tiorola	EEP	257	99	70.0
Diokele-bougou	EEP	393	152	70.0
Dionkola	EEP	248	96	70.0
Kekoro	EEP	241	93	50.0
Segala	EEP	239	92	50.0
Nafegue	AE	250	97	85.0
Bamba	AE	248	96	85.0
Côte d'Ivoire				
Nielle	EEP	671	259	75.0
Boundiali	EEP	1 314	1 014	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	271	75.0
Sikolo	RP	500	193	75.0
Senegal				
Kanoume-ring	EEP	405	156	85.0
Kounemba	EEP	408	158	85.0
Tomboron-koto	EEP	403	156	85.0
Tanzania				
Nyabigena South	PL	36	14	100.0
Utimbaro	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0
TOTAL		**8 374**	**3 740**	

* *See glossary on pg 84.*

their option expires in April 2004. If they do so, they will pay us US$6 million and a royalty above a certain gold price level, and will assume short term liabilities up to a maximum of US$7 million. As this difficult chapter in our history draws to a close, we take some satisfaction from the commercially sensible and socially responsible manner in which we believe we have dealt with Syama. A national asset has been preserved and we may yet extract more value from it.

Expanding the footprint

Randgold Resources' strategies have a simple premise: sustainability is about replacing production profitably and value creation is about discovering profitable ounces. This is why our business is based on a constantly renewed foundation of prospects generated by our aggressive exploration programmes. These are subjected to an evaluation and development process which converts the worthwhile ones into targets and then into feasibility projects and finally into mines.

During the past year, we have again extended the size and scope of our exploration interests and activities. In Mali, we have expanded our holdings around our operational centres at Morila and Loulo. In addition to the search for more ounces on the Morila joint venture lease, we are continuing to develop and evaluate targets in the region around the mine, where we have holdings of some 2 500 km². Six new targets have been defined for drill testing in this area, and two new permits acquired. A major structural zone with surface gold anomalies and gold in bedrock has already been identified 50 km west of the mine and drilling there and at other targets in the area will start soon. Similarly at Loulo, aside from the drilling to confirm the scope of the underground potential at the mine, we are pursuing opportunities in the surrounding region. The most significant of these is our cooperative agreement with the Sitakili artisanal community on a prospect which shows similarities to the mineralisation at Segala and Tabakoto.

Across the border in Senegal, in addition to the already defined targets, we have outlined a major new goldbearing structure on the Kounemba

Tracking the value curve


Value Add
Gold Mine
Morila
Gold Mine Project
Loulo
Tongon
Prefeasibility Project
Mali/Senegal
Exploration
New opportunities Burkina Faso Ghana
Tanzania
Exploration
Exploration
Drill targets
Feasibility
Develop-ment
Production

permit just south of the Sabodala Mine and drilling will start there this season. In Tanzania, we now hold 13 licences and we dominate some 30 km of strike within the Musoma greenstone belt, where we have also entered into a joint venture on the Nyati prospect. Targets in this area are currently being defined.

We have a prefeasibility project at Tongon in the Côte d'Ivoire, which we shall be advancing as soon as the political situation in that country has been stabilised fully. We are also looking at new opportunities in Burkina Faso and Ghana.

Strengthening our capital markets profile

At the corporate level it was also a very busy year for Randgold Resources. We continued to place a strong emphasis on timely, transparent and comprehensive communication with the market, and our quarterly results presentations were supplemented by two major roadshows, numerous investor meetings worldwide and active participation in all the industry forums.

Our distinctive market profile has greatly enhanced investor awareness and understanding of the Company. Coupled with the growing recognition of our ability to deliver on our promises and to build value, this has led to a significant re-rating of our shares, facilitated by the improved tradeability achieved through the Nasdaq listing and our increased liquidity.

The effectiveness of our commitment to returns was demonstrated objectively when Randgold Resources was ranked as the strongest performer in terms of Total Shareholder Returns (TSR) among the current constituents of the FTSE 350 index between 1 January 1999 and 31 December 2003. TSR measures the theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested in the equity.

Our admission to the FTSE 250 Index on 22 September 2003 was another significant step forward in our capital markets strategy. Inclusion in the index made Randgold Resources eligible for investment from tracker funds and also attracted interest from funds which benchmark themselves against the FTSE indices, while generally strengthening our presence in the London market further. We are, incidentally, the only pure gold company in the index.

In December, the FTSE committee increased Randgold Resources' investability weighting from 50% to 75% following an increase in our free float level to 55%. The new weighting enabled the tracker funds to increase their holdings in the company.

The numbers, and the people behind them

The success of any business is evidenced by its results, and our numbers for 2003 speak for themselves. We posted a net profit of US$47.5 million for the year and we increased our cash by almost the same amount - US$46 million. We have grown our cash from US$11 million in 2001 to more than US$100 million at present, and over the same period we have paid down debt from almost US$60 million to under US$10 million. It is worth noting that this has been achieved primarily through the generation of profits from our operations, and not by tapping the market with rights issues.

This exceptional performance is attributable to a team which continues to grow in stature and maturity. Our exploration and operational expertise is well established and in recent times has come to be matched by our skill in handling even the most complex corporate issues. Over the past year, we have also demonstrated our ability to hold our own in the rough and tumble world of mergers and acquisitions.

The senior members of this team have worked together since the inception of the Company but our policy of developing and empowering regional managements in the countries where we operate has ensured that our culture of commitment, competence and competitiveness permeates the entire organisation. This, I believe, will be a major factor in our continued drive to discover opportunity and deliver value.

Ahead

In the year ahead, we shall be bringing the invaluable experience we gained at Morila and Syama to bear on Loulo, which we plan to build on time and on budget. We shall also be progressing the feasibility study on Loulo's underground potential, which is scheduled for completion well before the opencast operation goes into production next year. At Morila, we shall be working closely with our joint venture partners to ensure that the mine meets its projected production and cost targets, and to find additional ounces there.

We shall continue to invest substantially in our organic growth through extensive exploration programmes designed to generate a steady flow of new prospects. We shall also be looking carefully at the opportunities being created by the ongoing changes in the mining industry. Any prospective deals will, of course, be examined against the same exacting investment criteria that we apply to internally generated developments. We shall also maintain our focus on nurturing our relationships with present and prospective partners in government and industry.

Above all, we shall in the future as in the past remain firmly committed to our mission, which is to achieve superior returns on equity through the discovery and exploitation of high quality, low cost resource opportunities.

Mark Bristow
Chief Executive






Top row: *(from left to right)* Fousseyni Diakité, David Haddon, Bill Houston, Amadou Konta, Victor Matfield, Chris Prinsloo, Richard Quarmby and David Reading.

Management




Fousseyni Diakité (46)
Exploration Manager - Mali
After qualifying as a geological engineer, Fousseyni worked for the DNGM for 15 years, on the regional prospecting programmes covering the Morila region and the Syama deposit. He joined Randgold Resources in 1995 as its first Malian employee. He is currently the Company's Malian exploration manager based in Bamako.

David Haddon (46)
Group Secretary and General Counsel
After qualifying as an attorney in 1984, David gained several years' legal and commercial experience with a financial institution and a major South African insurance company. In 1995 he was appointed group company secretary of Randgold & Exploration. Having overseen the administrative obligations of Randgold Resources from its incorporation in 1995, he assumed secretarial responsibility when it listed on the London Stock Exchange in July 1997.

Bill Houston (56)
General Manager - Human Resources
Bill has a masters degree in human resources management and 23 years' experience in human resources and organisational development. He joined Randgold in 1992 as group training and development manager. Bill currently heads the human resources function.

Amadou Konta (46)
Construction Manager – Mali
Amadou has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine by BHP and served as mine manager from 1997. In 2001 he was promoted to construction manager for the Randgold Resources group in Mali.

Victor Matfield (39)
Corporate Finance Manager
Victor joined Rand Mines in 1992 as management accountant. He is a chartered accountant by training and was appointed corporate finance manager in August 2001. Prior to that he served as the financial manager of the Syama Mine, and as as the financial manager of the Morila capital project.

Chris Prinsloo (53)
Group Financial Manager
Chris has 31 years' experience in the mining industry. He has been commercial manager with the Randgold Group since June 1993 and since 1996 has been responsible for the coordination of logistics and materials supply. He is also responsible for the Group's risk management and insurance portfolio. He was appointed the financial director of Somisy SA in 2000 and, with effect from January 2002, Chris assumed the position of group financial manager.

000021



Bottom row: *(from left to right)* Adrian Reynolds, Sam Samaké, N'golo Sanogo, John Steele, Aziz Sy and Lois Wark.



Richard Quarmby (44)
Technical Manager
Richard is a qualified chemical engineer with extensive experience in the mining industry. He joined Randgold's metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liaising with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

David Reading (48)
General Manager - Exploration
David has a total of 25 years' experience in mining and exploration geology. He joined Randgold & Exploration in 1993 as group geologist for the gold mines and in 1994 moved across to manage the West African exploration programmes. In 1998 he was appointed manager of the Group's exploration activities. His responsibilities include design, budgeting and implementation of programmes, management of joint ventures and of new business opportunities.

Adrian Reynolds (49)
General Manager - Projects and Evaluation
Adrian has 23 years' experience in the exploration and gold mining industries. He began his career with Rand Mines in 1985 and joined the international resource division in 1990. He is a specialist in ore reserve evaluation, geostatistics and computerised geological systems, and formed part of the original team which developed the Randgold Resources strategy. His present responsibilities include audits, feasibility studies, projects and environmental engineering.

Mahamadou (Sam) Samaké (56)
General Manager - Mali
A professor of company law at the University of Mali, Sam was instrumental in writing the Malian labour legislation and brings valuable local insight into the human resources aspects of the Company. He is the general manager of the Bamako office and is a director of the Company's Malian subsidiaries.

N'golo Sanogo (41)
Financial Contoller - Mali
N'golo Sanogo has a Masters degree in Economics from the National School of Administration (ENA) of Bamako. After teaching high school economics, accounting and commerce, he qualified as an auditor with SEC Diarra before joining BHP Mali in 1995. He has held positions as materials manager and senior accountant at Syama, and was appointed Randgold Resources' Mali financial controller in February 2004.

John Steele (43)
General Manager - Capital Projects
John has gained extensive metallurgical and management experience in his 16 years with Rand Mines and Randgold & Exploration. Upon the acquisition of the Syama Gold Mine in October 1996, he was appointed a director of the Malian company, Somisy SA, and general manager of the mine. At the beginning of July 1998, he assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of the Morila mine.

Aziz Sy (36)
Senior Geologist
Aziz qualified as a geological engineer in 1993 and joined Randgold as an exploration geologist in February 1995. He played an important role in the discovery of resources at Loulo and Morila in Mali. In 2002 Aziz was instrumental in the re-entry of Randgold Resources to Senegal, where he is currently head of exploration projects.

Lois Wark
Manager - Communications and Cartography
Lois joined Randgold in 1995. Her responsibilities include the production of corporate communications material and presentations, co-ordinating the Group's conference and exhibition programme and the management and integration of data captured in GIS, databases and various other software packages.

000022



Review of Operations

During 2003, the Morila mine maintained its position as one of the world's lowest cost and largest producers. By year end, after three years of production, the mine had produced 2.62 million ounces of gold at a total cash cost of US$89 per ounce.







OPERATIONS AND PROJECTS

West Africa
Areas of interest


Senegal
Mali
Loulo
Morila
Syama
Burkina Faso
N
Côte d'Ivoire
Ghana
600 kilometres

Randgold Resources exploration permits

Morila Gold Mine

In 2003 the Morila Mine confirmed its status as one of the world's leading gold mines both in terms of ounces of gold produced and production costs. The mine produced almost 800 000 ounces at a total cash cost of US$100 per ounce. This degree of profitability enabled substantial dividends to be paid and has allowed Randgold Resources to further strengthen its balance sheet.

The Morila Gold Mine is owned by a Malian company, Morila SA which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by Randgold Resources and AngloGold. The mine is controlled by a 50:50 joint venture management committee. Day-to-day operations are the responsibility of a Malian subsidiary of AngloGold Limited.

During the third quarter of the year the mine passed the milestone of 2.5 million ounces of gold, produced in just three full years since inception. By year end the mine had produced 2.62 million ounces of gold at a total cash cost of US$89 per ounce.

In total for the year 2003, the mine produced 793 992 ounces at US$76 per ounce cash operating cost and US$100 per ounce total cash cost. This performance maintains Morila's position as one of the lowest cost and largest gold producers for this period worldwide.

Total cash profit for the year was US$195 million and distributions to shareholders totalled US$174 million. The total dividend paid to Randgold Resources during the year amounted to US$69.6 million.

A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows on the next page.

Morila Production and financial statistics for the year	2003	2002
Mined tonnes (million tonnes)	23.47	26.32
Ore tonnes (million tonnes)	4.05	3.23
Mined grade (g/t)	6.77	15.59
Ore tonnes milled (million tonnes)	3.27	2.74
Head grade (g/t)	8.33	13.39
Recovery (%)	91.0	89.3
Ounces produced (oz)	793 992	1 052 816
Average gold price received (US$/oz)	US$345	US$308
Cash operating cost* (excluding royalty) (US$/oz)	US$76	US$52
Total cash cost (US$/oz)*	US$100	US$74
Cash profit (US$ million)	US$194.84	US$250.05

* *Refer to note 24: Notes to the annual financial statements pg 81.*

At the national level, during calendar year 2003, an amount of some US$57 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately US$48 million was paid to Malian businesses for goods and services rendered.

Geology, Exploration and Orebody Definition
The Morila Permit area is situated in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) metavolcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit locates just west of a major regional structure known as the Banifin Shear Zone. The gold mineralisation is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila Shear Zone. The alteration envelope is characterised by silica-feldspar flooding and the sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila to further define the orebody as well as to find new mineralised zones were concentrated in several areas last year:

- A detailed 20 metre by 20 metre infill reverse circulation and diamond drilling programme within the south-west to north-east trending high grade axis;
- Infill diamond drilling to increase the level of confidence in the orebody;
- Exploring the extensions to the orebody; and
- Exploration of the 200 square kilometres mining lease area.

Following the success of the detailed infill reverse circulation drilling programme carried out in the northern part of the orebody where the extremely high grade pod of mineralisation was identified, it was decided to extend the programme to the rest of the mine. Priority was given to exploring the south-west to north-east trending high grade payshoot axis. As a result of operational difficulties, diamond drilling was used to supplement the reverse circulation drilling.

While there does not seem to be a high grade pod of the dimensions or quality identified in the previous year, some very encouraging results have been received.

In San 338 for example, the total intercept graded 71 metres at 18.1g/t, including 17.5 metres at 58.1g/t (peak consecutive values of 189.8g/t, 369.0g/t, 43.8g/t and 93.3g/t for a 6 metre width at 174g/t average). In San 342, 55 metres was sampled at 11.1g/t, within which was 25 metres at 19.6g/t. Reverse circulation borehole RCX 177 returned intersections of 15 metres at 11.8g/t and 17 metres at 29.3g/t.

Remodelling of the south-west to north-east trending high grade payshoot clearly shows more continuity in the payshoot at higher grades as can be seen in the comparison between the value trend plan at the end of 2002 and the updated end of 2003 plan.

Morila mine joint venture
Comparison of high grade payshoot before and after infill drilling


2002
N
10 000 m.g/t
500 m.g/t
250 m.g/t
100 m.g/t
50 m.g/t
0 m.g/t
2003
Payshoot
600 metres

Morila Mineral resources							Attributable gold
	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		(Moz)
Mine/Project Category	2003	2002	2003	2002	2003	2002	
Measured	13.09	5.34	3.50	5.52	1.45	0.95	
Indicated	17.47	27.00	3.82	4.32	2.15	3.75	
Sub-total measured and indicated	30.56	32.34	3.68	4.52	3.62	4.70	1.45
Inferred	2.06	4.74	2.96	3.40	0.20	0.52	0.08
Total measured, indicated and inferred	32.62	37.08	3.64	4.37	3.81	5.21	1.53

* *Cut-off grade for resources = 1 g/t.*
* *Resources are reported within the US$400/oz pit shell.*
* *See comments and US disclaimer on pg 88.*

The association between the south-west to north-east trending high grade axis and the top of an anticlinal feature has been further confirmed by this infill programme.

Exploration for extensions to the orebody as well as in other areas of the lease area is described later in the Exploration Review.

Mineral Resources and Grade Control

The mineral resource base calculated with the results from the infill diamond drill and reverse circulation programmes, depleted to the end of 2003, appear in the table above.

Decreases in the total insitu resource are due to depletion by mining in 2003 as well as re-estimation of the orebody gold content. The estimate of gold content within the orebody has decreased as a result of increased drilling coverage in the lower grade fringe areas as well as a difference in the estimation methodology. The interpolation methodology applied (isotropic kriging) to certain parts of the orebody, in particular to the less well drilled domains was revised because there was a tendency to overestimate the grade of the inferred resources. Consequently the interpolation methodology has been changed to anisotropic kriging for those domains where it is believed to be applicable. A significant change is the increase in the higher confidence measured resource from 14% at 2002 year end to 40% currently.

A sophisticated grade control and management system is in use to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade. In order to improve the ability to accurately estimate and control the short to medium term grade estimates, the mine has adopted the policy of replacing, for quantitative purposes, the blast hole grade control programmes with close spaced reverse circulation (RC) drilling programmes. These are carried out at an initial spacing of 20 metres by 20 metres closing up to a grid of 10 metres by 10 metres in areas where the variability of the orebody warrants.

The entire orebody is currently being drilled out on a 20 metre by 20 metre RC to enhance medium term planning which will again allow for further detailed definition of the orebody model. Results from selected blasthole samples are also used for qualitative determination of ore waste boundaries.

Ore is selectively stockpiled near the crusher and the planned ore feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore ex-pit.

Mine Planning and Reserves

The 2002 mine plan was updated during the year using the resource base updated in April 2003 with further modifications made in mid year and after completion of the final resource estimate in October 2003. During the course of the year the Phase 2 pit, which had been developed to optimally exploit the high grade payshoot to the north-east reached a depth of more than 100 metres below surface. This pit phase will be completed during the first half of 2004. Development of Pit Phase 3 commenced in the first half of the year and the drop-down rate was accelerated during the year to enable ore to be exposed prior to the depletion of the Pit Phase 2. This will lead to the merging of the two pits in the course of the next year.

Phase 4 pit development has commenced with waste stripping of near surface weathered ore. Estimated mineable reserves amount to 25.74 million tonnes at a grade of 3.74g/t containing 3.10 million ounces of gold as is tabulated on the next page.

As a result of depletion by mining of more than 850 000 ounces, as well as changes to the orebody model, the total reserve remaining has reduced from 4.22 million ounces to 3.1 million ounces. As a result of the increased density of drilling, the proportion of reserves in the higher confidence proved category has increased significantly to 43% from 17%.

Based on the current reserves it is estimated that mining will cease in 2009.

Exploration successes in the Donba-Morila corridor and elsewhere on the lease offer the opportunity to further extend the life and profitability of the operation. This is described more fully in the Exploration Review.

Morila Estimated mineral reserves							Attributable gold
	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		(Moz)
Mine/Project Category	2003	2002	2003	2002	2003	2002	
Proved	11.01	4.67	3.55	6.23	1.26	0.94	
Probable	14.73	23.08	3.88	4.42	1.84	3.28	
Sub-total	25.74	27.75	3.74	4.72	3.09	4.22	1.24

* *See comments and US disclaimer on pg 88.*

* *Cut-off grade of 1.4g/t.*

* *Stockpiled ore included.*

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. Following an open mining tender and owner miner exercise, adjudication of the tender process found that DTP was still the preferred contractor for Morila and consequently the current mining agreement between Morila and Somadex has been re-negotiated. An agreement is being formalised which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return. The result of this new arrangement will mean that the mine will play a more direct role in the management of the open pit operation. We believe that by co-operating and managing the mining contractor more closely, the mine will be able to increase mining efficiencies thus reducing costs.

Mining results for the year 2003 are tabulated at the bottom of this page.

Mining of the softer weathered rock is carried out using mechanised scrapers while the harder unweathered ore is mined using conventional loaders and dump trucks.

The mine to mill project continued with the powder factor being optimised and leading to better fragmentation. The emphasis in mining will now turn to improvements in blast patterns and blast initiation.

Ore Processing and Metallurgy

The Morila metallurgical plant continued improving its production record by increasing tonnage throughput. During the course of the year, monthly throughputs increased and by the last quarter, throughput averaged 280 000 tonnes per month. This was largely due to the benefits of the mine to mill initiative along with improvements in operational efficiency.

Morila Mining results	2003
Ore tonnes mined (million tonnes)	4.05
Ore grade (g/t)	6.77
Waste mined (million tonnes)	19.42
Stripping ratio	4.77
Total tonnes mined (million tonnes)	23.47

The results for the year 2003 are summarised below:

Morila Ore processing and metallurgy	2003
Tonnes processed (million tonnes)	3.27
Head grade (g/t)	8.33
Recovery (%)	91.0
Residue grade (g/t)	0.75
Gold production (tonnes)	24.70
Ounces produced	793 992

Plant Expansion

A plant expansion project was approved during the year and construction commenced in the first quarter of 2003. The expansion is designed to increase the plant throughput from its original nameplate 250 000 tonnes per month to as much as 350 000 tonnes per month with the intention of allowing the processing of lower grade ore through reduced costs as a result of economies of scale. The new facilities are expected to come on stream during the first quarter of 2004, representing a significant delay in the original planned completion. Since December 2003, the Randgold Resources Capital Projects team has assisted in the completion and commissioning of the project.

The new facilities include a secondary crusher circuit, which allows optimum control of the mill feed size in order to maximise mill circuit throughput. Other facilities to cater for the increase in production include four additional leach tanks, each with a capacity of 2 500m^3 providing the necessary residence time to maintain the current high gold recovery levels. A new cyclone cluster is also being installed to ensure adequate classification at the higher production levels.

The tailings stream will be passed through a new thickener which will reduce discharge cyanide levels further. The recovered cyanide will be recycled into the process stream thereby reducing reagent costs as well as the cyanide levels in the tailings facility.

Commissioning of the expansion facility in 2004 will allow the processing of lower grade ore and ameliorate the increase in unit costs resulting from the forecast grade drop.

Human Resources and Community Relations

COMMUNITY RELATIONS

Efforts have continued during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

A strategy was devised and funds of US$750 000 were allocated during the year specifically to sustainable community development activities. Other resources were also committed, including two additional community development officers.

Part of the funding for community development was provided through the administration of a trust fund of US$500 000. The trust fund has as trustees members of the community, mine management and government ministries.

A community development committee decides on development priorities and joint mine/community projects within a set annual community development budget and agreed sustainable development parameters. The committee comprises representatives from the communities surrounding the mine, from the mine and from local and national government. The committee meets monthly.

During 2003 much work has been done on the infrastructure of the villages close to the mine, including bridges and roads, the provision of water to the villages, grain storage facilities, a recreation and sports centre, the completion of two mosques and the establishment of irrigated vegetable gardens. Support of schools and clinics in the area has continued and the well established AIDS awareness and vector control campaigns have been enhanced.

INDUSTRIAL RELATIONS

2003 has seen an improvement in industrial relations on the mine. Issues such as housing, job grading and advancement were settled amicably following joint management/union task team studies and submission of jointly agreed recommendations.

Capacity building among union officials was intensified during the year by joint management/union task team studies and through training with the assistance of the national union and local labour relations consultants.

Negotiations on a mine level agreement to enhance understanding and regulate industrial relations on the mine have continued at intervals during the year. This agreement is designed to complement and clarify many of the rights and interests outlined in the existing national mining industry collective agreement that was written in 1985. Initially, the union wished to delay negotiations on the mine level agreement until a review of the existing national collective agreement, by employers and the union, was completed. However, as the review is taking much longer than originally envisaged, it has been agreed that the mine level negotiations should continue.

A two-day work stoppage occurred at Morila on 6 and 7 October 2003, in compliance with a call for a national strike across all industries by the UNTM (National Malian Workers Union).

HUMAN RESOURCES

Manning levels related to permanent and temporary Morila and contractor employees on the mine, are as follows:

Morila Employees	2003
National permanent	406
National temporary	44
Expatriate	50
Total	500

Contractor Employees

Contractor employees have increased during the year with the start of a US$10 million plant expansion project that commenced in March 2003. The recruitment of labour for the project was controlled for the mine contractor using a Malian labour broker. The community development committee assisted with recruitment to ensure access to job opportunities created (195) for local villagers and a fair distribution between villages. The major contractors on the mine are the mining contractor (Somadex), construction contractor (MDM), security contractors (AMM) and catering contractors (ESS).

Morila Contract employees	2003
Nationals	850
Expatriates	87
Total	937

Personnel Administration

Performance management, job evaluation and housing systems are operating satisfactorily following implementation. Training courses have been undertaken to ensure these are fully comprehended by the workforce.

Training and Development

The Malianisation programme is now fully integrated with the manpower plan and training and development strategy. The programme was enhanced by the introduction of a university scholarship scheme during the year. This scheme is designed to send four Malian students to South African universities to study for undergraduate degrees. Assistance in selecting students to be awarded scholarships was provided by the Ministry of Education and the University of Mali. Three members of staff attended a Management Development Programme and three attended the Intermediate Management Development Programme held in South Africa.

Four expatriate posts were Malianised during 2003 and Randgold Resources is encouraging the mine to accelerate this process as competency based training and development courses are completed.

USAID assisted the mine with a series of cultural diversity courses attended by more than 100 employees.

Six apprentices qualified to artisan level after successfully passing competency tests during 2003.

000028



Loulo Mine Infrastructure
Garra stream diversion
Raw water dam
Loulo 0 waste rock dump
Employee village
Loulo 0 Open Pit
Garra stream
Airstrip
Pipeline to dam
Construction camp
Process plant
Power lines
Falémé River
Mine workshop
2 kilometres



In December 2003 the development of a six year opencast project at Loulo was approved by the Board of Randgold Resources.


Employee
village
N
Pipeline to dam
Power lines
Tailings pipeline
Airstrip



Loulo Project

The Loulo Mine Project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometres west of Bamako and 220 kilometres south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contain several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 96 kilometres from Sadiola and approximately 25 kilometres from Segala and Tabakoto.

The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between Bureau de Recherches Géologiques et Minières (BRGM) and Direction Nationale de la Géologie et des Mines (DNGM) in 1981. Syndicat Or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic.

In June 1992, BHP entered into an option and share purchase agreement with BRGM and the Malian government, referred to as the Somilo Joint Venture.

In October 1996, BHP Minerals Mali Inc was acquired by Randgold Resources which thereby took control of the Loulo Project. At this stage, project resources stood at 1.03 million ounces being the BHP estimate at Loulo 0.

A period of rapid exploration followed, resulting in the discovery of the Yalea deposit. A feasibility study was completed which envisaged a 120 000 tonnes per month operation mining ore from the two identified orebodies, Loulo 0 and Yalea for a period of 10 years. Submission and approval of the feasibility study by the Board of Société des Mines de Loulo SA (Somilo) allowed Randgold Resources to increase its stake in the project to 51%. However, the project was put on hold as a result of the rapid drop in gold price.

The confidence Randgold Resources has in the project was amply demonstrated by the acquisition of a further 29% of the project from Normandy La Source SAS in April 2001, bringing the Company's share to 80%. The other 20% is held by the State of Mali. The shares are held through the Malian company, Somilo.

Since the completion of an updated feasibility study on the Loulo Project in March 2003, considerable progress has been made in further defining a viable project. Apart from the gold price, which has increased considerably from the US$300/oz level at which the cashflows were previously run, several technical issues were re-investigated in detail.

These issues were:

- The orebody model and additional drilling along strike and down dip
- Pit optimisation
- Pit design and scheduling
- Process development
- Tailings deposition procedure
- Closure estimate
- Financial

Mining costs were also refined and some gold price protection was considered in the evaluation of the project. In total the re-investigation of the issues resulted in better definition of a viable project with an improved understanding of the risks involved. An addendum to the March 2003 feasibility study was completed in December 2003 and the development of a six year opencast project was approved by the board of Randgold Resources in the same month.

The Company has used the following financial estimates:

Loulo Financial parameters	2003
Gold price	US$350
NPV undiscounted	US$92.6 million
IRR (%)	33
Capex	US$75 million plus US$5 million contingency
Cash operating cost per ounce	US$212
Cash cost per ounce	US$233
Payback	in 3rd year of production

These figures represent the base case and do not take into account the upside of the Project in terms of both underground extensions of the proved and probable reserves at Loulo 0 and Yalea as well as at numerous other satellite resources which are currently being further defined.

An underground feasibility project is being undertaken and will be completed by the end of 2004.

Mineral Resources

A remodelling of the Yalea and Loulo 0 orebodies has been carried out using latest borehole information including currently available deep drilling intersections.

Total mineral resources have increased from 4.26 million ounces to 5.32 million ounces of which 4.16 million ounces are in the measured and indicated categories. (See comments and US disclaimer on pg 88.)

A summary of the defined resources is tabulated in the next column.

It is noted further that there is considerable upside at Loulo 0 Deeps, Yalea Deeps and the identified satellite deposits and programmes are in place to continue to evaluate this upside through further drilling.

Loulo Mineral resources	Mt	g/t	Mozs gold
Loulo 0			
Measured	8.64	3.96	1.10
Indicated	7.23	4.16	0.97
Sub-total measured and indicated	15.87	4.05	2.07
Inferred	1.70	5.24	0.29
Yalea			
Measured	8.02	4.13	1.07
Indicated	6.14	3.90	0.77
Sub-total measured and indicated	14.16	4.03	1.84
Inferred	3.31	4.40	0.47
Satellites			
Indicated			
P125	0.80	4.59	0.12
Loulo 0 West	1.96	2.28	0.14
Sub-total	2.77	2.95	0.26
Inferred			
P125	0.32	5.62	0.06
Loulo 2	0.07	5.75	0.01
Loulo 3	0.48	2.71	0.04
Baboto	5.30	1.71	0.29
Sub-total	6.17	2.03	0.40
Total measured	16.66	4.04	2.17
Total indicated	16.13	3.85	2.00
Total measured and indicated	32.80	3.95	4.16
Total inferred	11.18	3.22	1.16
Total measured, indicated and inferred	43.97	3.76	5.32

* *Of these amounts, 80% is attributable to the Company.*

Pit Optimisation

SRK (South Africa) has carried out pit optimisation studies based on a gold price of US$350/oz. Results are shown below:

Loulo Pit optimisation	Gold price US$	Ore (kt)	Grade (g/t)	Mozs gold	Waste (kt)	Strip ratio
Loulo 0	350	6 015	3.54	0.68	34 522	5.74
Yalea	350	6 674	4.04	0.87	37 761	5.66
Total	350	12 689	3.80	1.55	72 283	5.70

At the same time the sensitivity to higher prices was examined:

Loulo Sensitivity to higher prices	US$350	US$375	US$400
Loulo 0			
Ore (kt)	6 015	6 596	6 904
Grade (g/t)	3.54	3.57	3.53
Gold content (mozs)	0.68	0.76	0.78
Waste (kt)	34 542	44 522	47 771
Strip ratio	5.74	6.75	6.92
Yalea			
Ore (kt)	6 674	7 065	7 268
Grade (g/t)	4.04	3.99	3.97
Gold content (mozs)	0.87	0.91	0.93
Waste (kt)	37 761	42 012	44 856
Strip ratio	5.66	5.95	6.17

Pit Design and Scheduling

The templates for final pit designs were selected by SRK (South Africa) from the US$350/oz optimised pits. Intermediate pits were designed in order to minimise up front stripping ratios. A basic design change positioned all ramps in the hangingwall which maximises ore extraction and minimises waste removal.

Ore reserves for Loulo 0 and Yalea are shown in the table below:

Loulo Ore reserves	Ore tons (Mt)	Grade (g/t)	Gold (Mozs)
Loulo 0			
Proved	5.52	3.53	0.63
Probable	0.19	3.46	0.02
Sub-total	5.71	3.52	0.65
Yalea			
Proved	5.98	4.01	0.77
Probable	-	-	-
Sub-total	5.98	4.01	0.77
Total	11.69	3.77	1.42

* *Reserves are calculated at a gold price of US$350/oz.*
* *Dilution of 10% and ore loss of 3% are incorporated into the calculation of reserves.*
* *See comments and US disclaimer on pg 88.*
* *Of these amounts, 80% is attributable to the Company.*

While ore tonnage is lower than reported at the end of 2002, (11.69 million tonnes as compared to 12.9 million tonnes), the ore grade has increased from 3.60g/t to 3.77g/t. The total quantity of waste to be removed has reduced from 77.54 million tonnes to 71.94 million tonnes for a total strip ratio of 6.13:1.

Scheduling is based on mining 90 000 tonnes of run of mine (ROM) ore per month from each of the two pits. In the last two years production was decreased to 60 000 tonnes per month to take into account decreasing accessibility with depth and the shortfall will be mined from the satellite deposits.

Process Development

- *PLANT DESIGN*

  The preferred comminution route at Loulo is crushing and ball milling option, fulfilling the requirement as the most power efficient route. Based on experience of building and commissioning process plants, the stage crushing circuit should also facilitate much smoother commissioning. The plant layout has been revised to allow access to crushing facilities outside of the plant high security zone, which now only cordons off the milling, gravity, carbon-in-leach (CIL), elution and gold recovery circuits. This set up facilitates easier maintenance of the crusher plant and minimises the number of personnel within the high security zone.
- *TAILINGS STORAGE FACILITY AND DESIGN*

  Preliminary testwork has been completed on the paste tailings option with residue showing amenability to this type of deposition. Paste tailings deposition is becoming a favoured disposal option, since it minimises water placement on the tailings storage facility. The project team is currently progressing the detailed design of the conventional tailings dam, whilst evaluating the feasibility of the paste tailings option.
- *WATER SUPPLY*

  Water for the operation will be drawn from the Falémé River which forms the border between Senegal and Mali. The Senegal River Authority has approved the Company's application to draw on the Falémé. A natural weir across the Falémé exists close to Loulo. The Company has approval to raise this weir to provide sufficient water storage capacity for mining operations. Direction Nationale Hydraulique, the Malian water authority, has issued a water permit to draw the Company's requirement on the Falémé River.

Infrastructural Issues

Loulo is in a remote area where regional infrastructure is inadequate for the development of a mine, specifically the provision of power and roads.

- *POWER SUPPLY*

  The feasibility study is based on self-generated diesel power which is being tendered. In addition, the Company has engaged Energie du Mali (EDM) on the issue of supply from the nearby Manantali Dam and EDM has proposed a joint study on the feasibility of the supply of power. Should we be able to agree on suitable commercial terms, the supply of lower cost, hydro electric power from the Manantali Dam hydro electric scheme, would have a significant impact on the returns of the Loulo Project.



- *ACCESS ROADS*
  Efficient access to the site requires construction of 85 kilometres of national road from Sadiola to Kenieti. In December 2003, the Company received a written confirmation from the Minister of Mines of agreement in principle to its earlier proposal. The proposal was that Somilo would construct the road infrastructure and recover expenses from a portion (up to 50%) of the government's projected royalty stream.

Shareholder Issues

New shareholder and operator agreements were recently adopted by the Somilo Board replacing the previous obsolete agreements. Obtaining Malian regulatory approval is in progress.

Closure Estimate

An estimate of closure costs has been made by environmental consultants, Digby Wells and Associates. As certain of the parameters have not yet been finally set, such as the size and shape of the waste rock dumps and the ROM pad, this estimate will be modified as more information becomes available. The emphasis will also be on contemporaneous reclamation as well as the imposition of stringent conditions on contractors in the design and construction of facilities.

Contracts

MDM have been awarded an initial contract to complete the pre-engineering and Phase 1 (site establishment programme) activities. This work will position the

Company to be capable of meeting the schedule and awarding the main construction contract, following the tender adjudication in March 2004.

The tender process for the planned contract mining commenced in February 2004.

Human Resources and Community Relations
Manpower and other human resources related plans, procedures, arrangements and systems have been prepared for the start up of the Loulo Project.

Communications with the community, government, non-governmental organisations and aid agency stakeholders were stepped up as the year progressed. This culminated in the establishment of a representative community/project liaison, development committee and agreements on co-operation between the Company, the Government and aid agencies to ensure good relations are maintained and to maximise the benefits to the community of the project.

Financial
The cash flow figures given here include forward sales of 300 000 ounces at a flat forward gold price of US$425/oz. At a gold price of US$350/oz, the project shows an IRR of 33%.

Estimated returns at other gold price levels are indicated at the bottom of this page.

It is intended to finance the project by a US$60 million project finance loan with the balance of the capital being provided by the Somilo shareholders by way of shareholder loans. Société Généralé and N M Rothschild & Sons were mandated in February 2004 to arrange the project finance.

Timescale
Construction commenced in February 2004 with the establishment of the access road to Kenieti, site clearing for the plant, office, stores and camp.

With the commencement of construction, the current estimate of project timing envisages commissioning the plant to produce gold in July 2005. The programme is mainly dependent on access and commencing the civil programme ahead of the rainy season, as well as the timely delivery of the mills at the start of the next dry season.

The mine is planned to produce at an estimated average rate in excess of 200 000 ounces per annum. Somilo was awarded a mining licence in 1999 which runs to 2029.

Tongon Project

Project Status
Exploration and feasibility study activities have been disrupted by the state of unrest in Côte d'Ivoire and all on-site work has been suspended.

The situation is constantly being monitored and it is believed there has been considerable movement towards settlement of issues in the country. The Company has maintained its presence in Côte d'Ivoire and is capable of recommencing its activities without delay once the political and security environment returns to acceptable levels. A standstill agreement has been reached with the Côte d'Ivoire government whereby, as a result of the existing force majeure conditions, the Company will be credited with all lost time during which it was unable to fulfil the exploration permit conditions.

Project Description
The Tongon Project is located in northern Côte d'Ivoire, 628 kilometres north of Abidjan within the 671 km² Nielle Permit in central northern Côte d'Ivoire. Randgold Resources has held the exploration permit since November 1996 and has carried out exploration activities on the project in several phases.

A prefeasibility type 2 study was completed in 2002. An inferred resource of 34 million tonnes at 2.6g/t for a total of 2.89 million ounces has been used as the basis for the study and the following parameters were also applied for the base case:

- Strip ratio of 4:1 and cost of US$1.28 per tonne mined.
- Recoveries of 95% for oxides and 88% for sulphides.
- LOM unit cost of approximately US$15 per tonne milled and US$190 per ounce cash cost.
- Total LOM capital cost of US$85 million including working capital and sustaining capital.
- Gold price US$300 per ounce flat.
- Côte d'Ivoire royalty of 3% on gold sales.
- Five year tax holiday.

A summary of the salient project features as described in the type 2 feasibility study is given on the next page.

MINERAL RESOURCES
The mineral resource estimate is based on 62 boreholes drilled in the target area of which 35 are diamond drill holes (for a total of 6 712 metres) and 27 are reverse circulation holes (for a total of 2 486 metres). Mineralisation has been outlined to a depth of 120 metres below surface and the resource at a 0.5g/t cut-off grade is listed on the next page.

Loulo returns

Gold price		US$/oz	300	350	375	400	450
NPV	0%	US$000	46 276	92 555	115 099	137 642	182 729
IRR		0%	19%	33%	40%	46%	57%

Tongon Mineral resources		Mt	Grade (g/t)	Million ounces (Moz)
Inferred	northern zone	5.90	2.32	0.44
Inferred	southern zone	28.10	2.71	2.45
Total		34.00	2.65	2.89

* *See comments and US disclaimer on pg 88.*

The drill spacing is wide and there is still considerable opportunity for further exploration both in extensions to existing ore zones and in identification of additional ore zones within the mineralised corridor. This is explained more fully in the Exploration Review.

MINING

Open pit methods are envisaged for the mining of the Tongon orebodies. Preliminary pit optimisation using Whittle-D analysis has defined the following potentially mineable resource:

Tongon Mineable resource	Mt	g/t	Million ounces (Moz)
Southern zone	20.45	2.98	1.96

* *See comments and US disclaimer on pg 88.*

A dilution of 5% has been incorporated into the mineable resource.

It is intended that contract mining will be employed. More detailed drilling is required in order to bring the majority of the resources into a measured and indicated category.

METALLURGICAL

Metallurgical testwork has been carried out on both the oxide and sulphide ores from the Tongon deposits with the objective of developing a low cost gold recovery process.

A 200 000 tonnes per month recovery plant is envisaged for treating the more competent sulphides. This plant will be designed to accommodate 240 000 tonnes per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by floatation, fine grinding of the concentrate followed by CIL extraction.

The recovery assumed for the oxide material was 95% and for the sulphide 82%.

The conclusion of the prefeasibility type 2 study was that the project looked sufficiently attractive, albeit at an early stage of understanding of the orebody, to further progress feasibility investigations.

Syama Gold Mine - Suspended Operation

Care and Maintenance

Syama has been on care and maintenance during 2003. Activities have been focused on erosion control, routine turning of process plant and power generation equipment and water quality monitoring work. The phased disposal of surplus spares to partially fund the care and maintenance programme continued, with the balance of funds being provided by Randgold Resources.

Resolute Option

Resolute Mining signed a 12 month option agreement in April 2003 to purchase Randgold Resources' shareholding in Société des Mines de Syama SA (Somisy). In terms of the option, Resolute Mining is paying a US$75 000 monthly option fee. If the option is exercised, Resolute Mining will pay Randgold Resources US$6 million and take on Syama liabilities up to US$7 million which includes monies owed on current account to Randgold Resources. Subject to the gold price being above US$350/oz, a royalty of US$10/oz will be paid for the first million ounces of future production and US$5/oz for the next three million ounces. The option expires in April 2004.

Resolute Mining commenced their due diligence on site in May 2003. Their due diligence programme has involved deep drilling of the Syama orebody, evaluation of various processing options and discussions with government officials as well as legal and commercial due diligence.

Resolute Mining will make a final decision whether or not to exercise their option in April 2004. Should Resolute Mining decline the option, then following a further exercise to sell the asset as a whole, management will execute the strategy of breaking the plant down and selling the assets to fund the budgeted rehabilitation programme scheduled for 2004 and 2005.

Geology

No additional drilling or analysis has been completed by Somisy on the Syama geology since the end of 2001. The deposit occurs on the Syama-Boundiali Shear Zone within the Birrimian formations of southern Mali. The gold mineralisation is structurally controlled and is hosted within a one kilometre wide sequence of altered basalts and metasediments. Mineralisation in the main ore body occurs over an 800 metre strike and has been confirmed by diamond drilling to be open at depths of 600 metres below surface.

In addition to the main deposit, nine satellite ore bodies have previously been partially exploited for their oxide potential in the 200 km² lease area, providing 25% of the total milled ore to date. There is still additional potential associated with these oxides and the underlying sulphide ore bodies.

During the year Randgold Resources assisted Resolute Mining with their orebody interpretation, as their drilling campaign progressed.

Mineral Resources

The current total resources at Syama are 5.2 million ounces. The resources are classified into measured and indicated categories based on the geological and grade continuity of the ore bodies. Although the ore body is still open at depth, inferred resources have been excluded from the total resource declared.

Following the recent Resolute Mining drilling campaign, a new statement of resources is expected when Resolute Mining has completed their orebody modelling exercise.

The summary resource table is listed at the bottom of this page.

Human Resources and Industrial Relations

The care and maintenance workforce for the year remained constant with a total of 17 Malian nationals and 1 expatriate. In addition, up to 90 Malian nationals were employed to assist Resolute Mining in their due diligence programme, and for site security.

Environmental Responsibility and Community Development

Rehabilitation work during the first half of 2003 concentrated on erosion control at the satellite sites A21, Quartz Vein Hill and BA01; this was completed with the aid of local labour and expertise from Sikasso. Some 5 000 indigenous trees were infill planted with the assistance of the local villagers.

Whilst the Resolute Mining due diligence was in progress, no rehabilitation work was done on the main Syama pit, North, West and South rock stacks or the extension pits. This ensures that these assets will remain immediately available should the opportunity to re-open the operation arise.

During the third quarter of 2003, management formed a partnership with USAID and the ministry of mines to launch a sustainable development initiative across the Fourou Commune. The objective of the initiative is to establish sustainable revenue generating family agri-businesses with the focus on ensuring a reliable source of food and income for villages. The businesses that have been set up to date are irrigated gardens at Bananso and Syama; animal husbandry in several villages surrounding Syama; and stocking of the extension pits with fish (which will be harvested on a six monthly basis).

Somisy awaits funding for the Fourou Commune Trust Fund that was agreed by the International Finance Corporation when they exited Somisy in exchange for Randgold Resources acquiring its shareholding in Syama.

Syama
Mineral resources

Mine/Project Category	Tonnes (Mt) 2003	Tonnes (Mt) 2002	Grade (g/t) 2003	Grade (g/t) 2002	Gold (Moz) 2003	Gold (Moz) 2002	Attributable gold (Moz)
Measured	32.60	32.60	3.05	3.05	3.20	3.20	
Indicated	17.99	17.99	3.39	3.39	1.96	1.96	
Sub-total measured and indicated	50.59	50.59	3.17	3.17	5.16	5.16	4.13
Inferred	-	-	-	-	-	-	
Sub-total measured, indicated and inferred	50.59	50.59	3.17	3.17	5.16	5.16	4.13

* *See comments and US disclaimer on pg 88.*


23.60 @ 13.40g/t

Our portfolio of projects in West Africa and elsewhere reflects our strategically driven exploration approach and overriding objective, which is to build sustainable mining projects with significant returns.







EXPLORATION REVIEW

Exploration activities in 2003 focused on the conversion of resources to reserves and the expansion of the resource base at Loulo; the outlining of new mineralised systems for drill testing in Loulo, within the Morila region and in Senegal; the generation of new target areas and acquisition of holdings in Mali South, Mali West and Tanzania; and finally, pursuing new opportunities in Burkina Faso and Ghana.

The geological model for Morila has evolved and facilitated the identification of new mineralised systems both on and off lease in the Morila region with reconnaissance drilling returning positive intercepts at the Ntiola target and a new target being outlined on the OMRD joint venture.

At Loulo, an aggressive drilling programme is converting resources to reserves on the satellite deposits and confirms continuity of geology and grade to depths of 300 to 400 metres below surface at the Loulo 0 and Yalea deposits, which are still open. This drilling also highlighted the presence of hidden, high grade payshoots that do not come to surface within both orebodies. In addition to the resource conversion work, new conceptual targets are being drill tested and a wide zone of mineralisation has been outlined at Baboto with significant intercepts and potential for a plus two kilometre strike length.

In Senegal, exploration work has highlighted a plus six kilometre soil anomaly with values of up to 8.9g/t and bedrock samples of up to 9.8g/t. The anomaly locates within a north-south structure and can be linked to the Sabodala Mine in the north and the KB target on our Kanoumering Permit. A further two drill targets are being defined on the Tomboronkoto Permit referred to as BA and TA.

In Tanzania work has focused on consolidating a strong position within the Lake Victoria Goldfields, which includes a thirty kilometre contiguous strike length on the Musoma Greenstone Belt. A joint venture has been signed with Australian junior, Goldstream NL, over an area where a previous helicopter magnetic survey highlights untested structural zones associated with gold mineralisation.

During the year the Company continued to consolidate its portfolio and now boasts the premier footprint on the major gold bearing belts within its priority countries of Mali, Senegal and Côte d'Ivoire. This footprint is expanding with the acquisition of mineral rights within new belts in Burkina Faso and Tanzania as well as consolidation in existing areas. In Mali West the Company holds the dominant position around Loulo and has expanded its portfolio by undertaking a collaborative initiative with the Sitakili artisanal community to explore the Sitakili Prospect. In the Morila region the Company still holds more than 2 500 km^2 around the mine area and has acquired two new permits covering 500 km^2 in southern Mali. In Senegal the Company has secured the premier position along the Sabodala Belt locating just south of the Sabodala deposit. In Côte d'Ivoire the Company holds title to over 3 000 km^2 on the Senefou-Boundiali Belts and its extension north to Syama in Mali. In Burkina Faso the Company has two permit applications pending on potential drill targets. Finally, in Tanzania the Company now hold 13 licences covering 710 km^2 within the Lake Victorian Goldfields.

Randgold Resources' portfolio of projects in West Africa and elsewhere reflects its strategically driven exploration approach and overriding objective, which is to build sustainable mining projects with significant returns. This strategy is attested to by its discovery and development track record. The Company's projects are well balanced across the various levels of its resource triangle. The immediate aim now is to drive projects up to the production pinnacle of the triangle through the delineation and development of economically exploitable resources.

Morila joint venture lease area


Airborne EM
Shallow resistive unit
Deeper resistive unit
N
Donba
Donba East RAB Anomaly
San Extension Trend
San Ext North
San Ext Area
Morila High Grade Axis
SE - EM Anomaly
SE Anomaly
2 000 metres


N
Fold Axis
H.G Axis
Dextral Oblique
Possible Repetition
Possible Repetition
San Extension Trend
Morila Orebody
Reverse Dextral

Sketch highlighting regional structure on Morila lease and concept of mineralised compartments

Mali

Morila Exploitation Permit

An aggressive exploration programme continues with the objective of defining both shallow and concealed mineralised zones within the lease area. This programme involves both RC, RAB and soil work on the shallow targets, further diamond drilling to test for extensions to the current orebody and, based on an extensive new generative study and revised geological models; conceptual drilling to locate hidden targets. These tactical and strategic programmes will continue through 2004 with the objectives of finding satellite oxide targets and another Morila orebody.

The tactical, near surface exploration programme is following up on all surface anomalies. Heel to toe RAB drilling at the Bla target returned plus 2g/t values within a zone of north-northeast trending anomalism covering a plus one kilometre strike length. Focused diamond and RC drilling will need to be effected on this target. At Donba East regional RAB drilling confirmed the north-west trending plus two kilometre soil anomaly with saprock values up to 0.6g/t. This north-west orientated zone may represent another feeder to Morila style mineralisation and is a follow up target for conceptual drilling. Finally at Donba, the first line of shallow RC drilling returned encouraging multiple intercepts of between 1 and 15.8g/t over widths of 1 to 13 metres from depths of 20 to 30 metres below the surface. A further three lines of RC drilling are in progress to test the oxide potential of the target covering an area of 600 metres by 50 metres.

A new 3D interpretation of the near mine geology was completed based on extension drilling and inpit geological mapping. The Morila orebody is bounded by a complex array of north-west and north-south structures giving it a definable structural setting. Extensions in the south are confined to sedimentary enclaves locating within the tonalite intrusive and drilling to date has returned *intercepts of 3 metres at 17g/t and 3 metres at 11g/t.* In the north-east mineralisation is truncated by a north-west trending and north-east dipping boundary fault. No mineralisation has been located by drilling on the down dip side of this fault. North-south faulting is prevalent on the eastern and western margins. On the northern portion of the eastern margin some encouraging thin intercepts have been outlined including 5 metres at 4.22g/t and 4 metres at 4g/t at 250 metres to 300 metres below surface but follow-up work failed to define continuity.

On the western margin work has been more encouraging and an opportunity for additional resources still exists directly west of the pit with intercepts of 7 metres at 8.9g/t, 19 metres at 3g/t, 63 metres at 2.1g/t and 11 metres at 24g/t. West of this zone mineralisation is broken up by faulting and reaches depths of 350 to 400 metres. Follow up programmes have failed to outline continuity of a flat mineralised zone whilst encouraging intercepts (i.e. 36 metres at 3g/t and 17 metres at 4.9g/t) in vertical structures have a limited strike extent. A north-northeast trending upright antiform which plunges shallowly to the north has been identified from downhole structural data

Morila mine joint venture
Western margin drilling


35m @ 3.0g/t
10m @ 3.3g/t
17m @ 4.9g/t
N
Targets
Proposed drilling
63m @ 2.1g/t
19m @ 3.0g/t
14m @ 2.4g/t
11m @ 24g/t
4m @ 36g/t
1m @ 20g/t
7m @ 8.9g/t
6m @ 4.5g/t
52m @ 2.1g/t
High
10 000 m.g/t
500 m.g/t
250 m.g/t
100 m.g/t
50 m.g/t
0 m.g/t
Low
3m @ 17.3g/t
3m @ 11g/t
600 metres

and requires further drilling to the west of the heavily faulted area. To date only one hole has intercepted this hinge zone returning 4 metres at 36g/t. Finally only the south-east extension of the orebody remains untested and if it is believed that the north-west structure is a possible feeder to mineralisation, then it is a potential target due to its location north of this structure.

The geological model for Morila has evolved from new drilling and in pit geological information. The orebody locates within a structural and mineralised compartment which is bounded by steep dipping north-south and north-west structures. The gold bearing fluids have come up along these structures and were then concentrated and focused within a north-east trending fold axis formed during compression and folding of the sedimentary units. The implications of this model are that the steep structures actually feed the mineralised fluids into the folded and shallow dipping Morila Shear Zone.

An updated generative study has been completed over the Donba-Morila corridor incorporating the ideas from the revised geological model. All surface exploration and drilling information was integrated with remote sensing data to produce a new geological interpretation. This work highlighted the presence of a number of structural compartments similar to Morila which are repeated throughout the Donba-Morila corridor. Seven new targets have been prioritised for testing and RC drilling is currently being effected on the first of these.

Morila Region

In the Morila region the key objective is to identify and define significantly mineralised systems through systematic valuation of the 13 current targets and generate new ones. All regional programmes have now been completed. Work to date has demonstrated that an ore body is not outcropping but that there is enough encouraging information in the form of insitu gold mineralisation, gold anomalism, alteration and structure to suggest that the mineralised system could be close to surface. This hypothesis was recently confirmed by reconnaissance diamond drilling effected on three targets within the portfolio. In all cases, altered metasediments were intercepted associated with steep and shallow dipping fabrics and at Ntiola, in particular, the results were very encouraging suggesting the presence of a significant mineralised system.

At the Ntiola target, drill hole ND001 intersected a zone of biotitised and silicified greywackes returning an intercept of 36 metres grading 1.4g/t which includes intervals of 4 metres at 1.2g/t, 6 metres at 2.9g/t and 15 metres at 1.6g/t. The intercept confirmed mineralisation previously intersected in trench NT003 (i.e. 24 metres at 2.3g/t). The gold mineralised zone is orientated north-south, is steeply dipping to the west and associated with fine-grained arsenopyrite and pyrrhotite. Surface exploration has defined a plus 900 metres zone which is still open along strike to the north and south and has only been tested by one diamond drill hole.



Reconnaissance diamond drilling was also effected on two other targets locating on the Dionkala and Morila exploration permits. In both cases broad zones of anomalism were outlined (0.1 to 0.5g/t) and are associated with disseminated sulphides and altered metasediments typical of the sequence hosting the Morila orebody. Both target areas are located within enclaves of metasedimentary rocks in a granite terrain which is identical to the Morila geogical setting. Surface gold anomalism occurs along north-south and north-west trending structures in similar compartments as the one bounding the Morila orebody. All these encouraging signs mean that further drill testing will be effected to test our geological model on these targets.

On the westernmost property in our Morila portfolio, which is held in joint venture with Japanese consortium OMRD, a new airborne magnetic survey highlights a major north-east trending shear zone which can be traced for over 30 kilometres on the Sagala permit. The structural corridor is associated with multiple gold in soil anomalies and at one of these reconnaissance trenching has yielded encouraging results of 10 metres at 6.3g/t and 20 metres at 2.3g/t. Surface exploration is hampered by thick regolith cover so a detailed helicopter magnetic survey has been completed to understand the geology and assist in the definition of new targets. Drilling on this structural zone and at other targets within the Morila region will be effected during the course of 2004.

Morila exploration
Regional geology


Kekoro
Diokelebougou
N
Sagala
Koba
Dionkala
Morila Mine
Tiorola
Morila
20 kilometres
Soil anomaly bound by NE trending shear corridor
20m @ 2.3g/t
10m @ 6.26g/t
Nemala Target: soil geochemistry
Randgold Resources mineral rights
Gold targets

Loulo gold mine project
Loulo 0 orebody


20.45m @ 10.71g/t
800 metres
Scheduled Pit
0 m
100 m
200 m
300 m
400 m
< 30 m.g/t
30 - 50 m.g/t
50 - 100 m.g/t
> 100 m.g/t
12m @ 10.65g/t
19m @ 6.69g/t
(incl 6.2m @ 12.10g/t)
High grade shoot
3.8m @ 5.6g/t
11m @ 3.56g/t
(incl 7m @ 4.83g/t)
10.02m @ 7.6g/t
5.15m @ 26g/t
3.8m @ 6.50g/t
4.5m @ 6.27g/t
High grade shoot

Loulo

An aggressive exploration campaign was completed on the Loulo Project involving 14 000 metres of diamond drilling for 76 holes. The principal focus was the conversion of resources to reserves through drill testing of the satellite deposits; drilling of the depth extensions to the high grade zones at Loulo 0 and Yalea and the testing of conceptual targets. A generative study and associated regional programmes have also been completed with the objective of defining new targets on the eastern portion of the exploitation permit.

At Loulo 0, a 15 hole diamond programme completed in two phases confirmed continuity of grade and geology to depths of over 400 metres. Gold mineralisation is hosted within a folded and tourmalinised quartzite. The high grade payshoots of plus 6g/t are related to quartz vein stockworks on the crests of the folds and have good down plunge continuity. This drilling highlights the potential for an underground project and the likelihood that this grade tenor will continue to considerable depths.

At Yalea previous drilling was only down to 180 metres below surface but the results from five new holes drilled to 300 metres show very good grades and excellent geological continuity. Mineralisation is associated with disseminated and massive pyrite, disseminated arsenopyrite, carbonate and silica alteration and is hosted within metasediments and bounded by footwall and hangingwall shear zones. Yalea is still open along strike and at depth with shallow drilling confirming a 2 500 metre strike length potential.

At the P125 satellite target, which locates along the same Yalea structure, continuity of mineralisation was confirmed northwards over a 220 metre strike length returning intercepts of between 7 and 26 metres grading from 2 to 28.9g/t on the main zone with an additional western zone returning intercepts of 19 metres at 2.3g/t and 9 metres at 2.9g/t. The southernmost hole at P125 returned an

Loulo gold mine project

Yalea orebody with potential P125 extension


Yalea
2 000 metres
Scheduled Pit
Surface
P125
180 m
300 m
400 m
300 metres
0.5-1.0 g/t
1.0-3.0 g/t
3.0-5.0 g/t
5.0-8.0 g/t
> 8.0 g/t
High grade shoot
High grade shoot
34m @ 2.68g/t (incl 5m @ 7.44g/t)
8m @ 4.15g/t
15m @ 5.26g/t
20m @ 2.59g/t (incl 10m @ 3.90g/t)
19m @ 5.41g/t
14m @ 9.67g/t
12m @ 6.2g/t
10m @ 20.35g/t
25.6m @ 28.7g/t
10m @ 6.25g/t
High grade shoot?
High grade shoot?
High grade shoot?
?

intercept of 25.6 metres at 28.9g/t, confirming the presence of a hidden high grade shoot and highlighting the potential to close the 200 metre gap between P125 and Yalea. In summary, deeper drilling completed at Yalea and P125 outlines a probable plus 2.8 kilometre strike length of mineralisation with considerable potential to substantially increase the resource base. Drilling continues with further definition of the deeper mineralisation along strike at Yalea including closing the gap with P125.

The deeper drilling at Loulo, Yalea and P125 confirms the geological model of shear zone hosted, hidden high grade payshoots that do not come to surface. Analogues with similar shear hosted systems in Canada and Ghana highlight that these deposits generally have considerable depth (i.e. up to 2 000 metres at present at Obuasi and still open), continuity and do not outcrop. This geological model is now being applied to the Loulo lease where Yalea and Loulo 0 both locate along major gold bearing structures which remain untested by drilling outside the areas of ore body definition.

Exploration drilling was also undertaken on the satellite deposits. A total of four deposits locating within a 12 kilometre radius of the plant site were tested (Baboto Loulo 3, Loulo 2 and Loulo 0 West). At Baboto, diamond drilling has defined an approximately 100 metre wide silicified zone with multiple mineralised bodies over a strike length of 250 metres. Gold is associated with silicified greywackes and conglomerates hosting disseminated pyrite and arsenopyrite. Intercepts range from 10 to 99 metres grading 1 to 4.5g/t. The mineralised zone is bounded by north-south structures and hosts secondary shear and quartz veins trending north-east/south-west. The intersecting structures, rock type and associated alteration controls the higher grade zones. The target is open to the south. A ground IP survey highlights a strong resistive anomaly which is coincident with the silicification and can be traced for a further 2.5 kilometres to the south. RC drilling is planned to assess the higher grade areas and test the 2.5 kilometre strike length.

Five diamond holes drilled at Loulo 2 returned intercepts of between 4 and 13 metres grading 3.5 to 38.6g/t and define a high grade lenticular mineralised shoot with an approximately 100 metre strike which forms an elevated outcrop area.

At Loulo 0 West, a 16 hole diamond drilling programme was completed and outlined multiple zones with widths of 2 to 11 metres grading 1.6 to 14g/t. Gold mineralisation is associated with the pyrite rich, strongly veined and hydrothermally altered pink quartzite and the fault breccia units. Mineralisation is characterised by variable thickness and grade along strike due to boudinaging and folding. Loulo 0 West locates 350 metres due west of the current open pit for Loulo 0.

Loulo
Drill intercepts

Hole	From (m)	Width (m)	Grade (g/t)
LOWDH17	348.2	3.8	5.6
LOWDH23	435.0	10.0	7.6
LOWDH20	363.8	5.2	26.8
LOCP32	394.0	5.4	3.4
LOCP 31	331.0	8.0	2.8
LOCP33	236.0	4.5	6.3
LOCP34	251.0	5.0	6.2
LOCP35*	76.0	7.4	4.1
	95.0	6.6	4.5
	184.0	3.8	6.5
LOCP36	269.0	5.4	1.8
LOCP37	Stopped in hanging wall		
LOCP38	338.0	6.0	4.6
LOCP39	273.0	6.2	12.1
LOCP40	260.0	20.4	10.7
LOCP41	214.0	12.0	10.6
LOCP42*	91.0	9.1	4.4
	527	7.0	4.8

* *Multiple intercepts in fold fault zone.*

Loulo region
Satellite targets


Yatela
N
Sadiola
Mali
Loulo region
Newmont/Axmin joint venture
Etruscan
Sitakili
Loulo
Yalea
Segala
Tabakoto
Senegal
25 kilometres
Gold deposits
Gold targets
Satellite targets
Baboto
PO10
Loulo 0
Loulo 2
Loulo 3
P129
P125
Yalea
Yalea Ridge
2 kilometres
Randgold Resources permits
Heads of agreement

Yalea Drill intercepts Hole	From (m)	Width (m)	Grade (g/t)	Including (m)	Including (g/t)
YDH123	329	22.0	7.4	5.0	7.4
YDH125	336	8.0	4.1		
YDH127	357	15.0	5.2		
YDH129	329	20.0	2.6	10.0	3.9
YDH131	278	19.0	5.4		

Drilling was also undertaken at the Loulo 3 target and confirms continuity of mineralisation within mineralised tourmaline quartzite over a 200 metre strike length returning intercepts of 2 to 16 metres grading 2 to 33.6g/t. Resource modelling is currently in progress on the satellite deposits. During the current field season further work is in progress on four new satellite targets.

A detailed review of historical exploration at Loulo highlights the lack of drill testing outside of the quartz tourmaline bodies and at Yalea. Integration of surface anomalism with fact mapping and remote sensing data highlights the presence of at least four structural corridors hosting mineralisation in association with alteration and zones of dilation. In view of the lack of exploration outside the known mineralised sites the generative team has defined a number of new target areas along the major gold bearing structures with potential for dilatational zones. The hunt for blind payshoots is now being accelerated following the positive results from the latest drilling programmes.

In Mali West a collaborative initiative is being pursued between Randgold Resources and the Co-opérative des Orpailleurs de Sitakili whereby Randgold Resources can explore within an area which was previously exclusively reserved for artisanal miners and therefore untested by modern exploration methods. Gold is associated with felsic dykes intruding a folded sedimentary package, grab samples have returned gold grades of 19.5g/t, 11.3g/t and 5.3g/t. The artisanal gold workings cover 3 sub-parallel zones each measuring 3 kilometres by 150 metres and these will be the focus of follow-up programmes this season. Exploration will commence as soon as the relevant government authorities have finalised the permit authorisation.

Senegal
Sabodala belt


N
Sabodala
Mankana
Kounemba permit
KC
KB
Kanoumering permit
TA
BA
Tomboronkoto permit
20 kilometres
Gold in soil
4 080 ppb
100 ppb
50 ppb
30 ppb
0 ppb
Mankana target
6 kilometre soil anomaly
6 kilometres
Gold targets

Senegal

In Senegal the Company continues to add to its portfolio of targets with the creation of new areas and the delineation of advanced targets through focused regional exploration programmes. The Senegal portfolio includes three permits covering 1 200 km^2 and locating south of the Sabodala deposit within the Sabodala Belt in an area where only one previous phase of modern exploration has been effected. The permits host multiple styles of gold mineralisation which include shear hosted, stockwork and disseminated systems. Four targets referred to as TA, KB, BA and Mankana have identified significantly mineralised systems. Complimentary regional programmes have highlighted additional gold in soil anomalies in favourable geological settings which also require follow-up programmes.

On the Kounemba permit follow up work completed to date has outlined a plus six kilometre soil anomaly with soil values of up to 8.9g/t which is referred to as Mankana. The anomaly locates on the southern extension to the Sabodala structure which hosts the plus one million ounce Sabodala Mine. Preliminary prospecting has returned 16 very encouraging lithosample results ranging from 0.7 to 14.2g/t from quartz vein stockworks hosted within quartz feldspar porphyry units. Mankana can now be linked with the KB target locating 8 kilometres further south along the same structure within the Kanoumering Permit.

At KB a 1 400 metre, north-south trending soil anomaly with values of between 0.6 and 1.0g/t is the focus of detailed exploration. Previous drilling returned encouraging intercepts of 3 metres at 31g/t, 5 metres at 7g/t and 7 metres at 1g/t from two diamond holes. The 1 400 metre strike length remains largely untested and further drilling is planned for the current field season.

Further target definition is taking place on the Tomboronkoto Permit which forms the southern property in the Company's portfolio. At the TA target, trenching has now been completed over the whole 800 metre strike length. Results received for two new trenches excavated into areas previously thought to be barren returned encouraging intercepts of 8 metres at 5.8g/t and 7 metres at 2.2g/t. Continuous mineralisation at widths of 7 to 62 metres grading 1.5 to 6.7g/t can now be traced over a strike length of 800 metres with a best intercept of 62 metres at 6.7g/t. Broad zones of gold mineralisation are controlled by north-south and north-east trending dilational vein sets which are enveloped by areas of intense microfracturing, disseminated sulphides and silicification. The vein sets dip steeply north but are thought to be late dilational features within a broad zone of silicification which dips steeply to the south. All RC and diamond drilling by the previous permit holder was angled from north to south which, in the context of the broader envelope, was incorrect. A new drilling motivation is in progress to test the southerly dipping model.

At the BA target, exploration has identified a series of north-south trending silica rich units, which have returned 11 anomalous lithosamples grading between 0.2g/t and 3.2g/t over a 600 metre strike length. Previous drilling intersected the zone and returned 11 metres at 2.6g/t. Pitting and trenching will be completed to define a drill target.

In summary, exploration work in Senegal is focused on defining priority targets for drill testing and rigs are planned to be mobilised during the current field season.

Tanzania
Musoma-Mara area geology


Randgold Resources prospecting licences
N
60 kilometres

Côte d'Ivoire
Randgold Resources permits


Tiasso - advanced drill target
Tongon deposit 3 Moz
N
Boundiali
Nielle
Sikolo
Dabakala
Mankono
Côte d'Ivoire
Randgold Resources permits
300 kilometres

Tanzania

Following the completion of a comprehensive generative study the Company continues to consolidate its position within the Lake Victoria Goldfields. The Company now holds a total of 13 exploration licences covering 710 km^2 of which 11 locate in the Musoma Mara region. The portfolio includes a property locating on the eastern boundary of the East African Gold Mining (EAGM) licence within the Mara Greenstone Belt and referred to as Nyabigena South. On the Musoma Belt a total of eight licences locate within a contiguous area and include 30 kilometres of continuous holdings between the Buhemba and Kiabakari Mine areas. A joint venture has been signed with Australian junior Goldstream NL, whereby the Company can earn a 70% interest in the Nyati prospecting licence by completion of a bankable feasibility study. Nyati locates within the Company's Musoma holdings.

At Nyabigena South, surface work has been completed covering the extension of the Mara Shear Zone which hosts the plus two million ounce Nyabirama deposit of EAGM. Pitting has returned elevated bedrock samples and mineralisation associated with visible gold in moderate to steep southwest dipping quartz veins with values of plus 5g/t to a maximum of 58.4g/t. Another set of sub horizontal, narrow (<0.3m) quartz veins have returned values ranging from 0.1g/t to 9.76g/t. The extent both horizontally and vertically of these structures is unknown due to poor outcrop but the target has not previously been drilled. The Mara Shear Zone strikes west-northwest and covers a five kilometre strike length on the Company's property. The majority of this structure is covered by gravels and tertiary lavas. The exploration model is that the flat dipping veins associated with weak alteration may represent the shallow expression of a larger mineralised system. A ground IP survey is planned to cover the Nyabigena fault zone and assist in defining targets below the cover rocks. This methodology has been used successfully by EAGM to discover the plus two million ounce Gokana deposit locating three kilometres to the north-west.

Within the Musoma area a regional soil survey was completed covering a 30 kilometre east-west zone of Archaean Greenstones on three contiguous Randgold Resources licences. A large semi circular gold in soil anomaly covering an eight kilometre zone was highlighted on the Kiabakari East prospecting licence and requires field follow up. In the eastern part of the soil survey multiple anomalies have been outlined and are associated with well altered mafic volcanics. In the central portion of the grid, there are no anomalies because surface cover rocks have concealed the greenstone units.

Exploration work covering all of the Company's eight licences will continue with soil geochemistry, geological reconnaissance and a remote sensing study involving integration of landsat, air photos and detailed airborne geophysical surveys. The main objective is to assess the full portfolio and define and prioritise targets for drill testing.

Burkina Faso

In Burkina Faso, the Company has applied for two new permit areas referred to as Danfora and Kiaka, one directly and the other in a joint venture with a local Burkinabe company. Both permits host plus one kilometre zones artisanal workings where reconnaissance sampling has confirmed insitu bedrock mineralisation which includes high grade quartz veins (plus 20g/t) and associated host rock mineralisation.

Côte d'Ivoire

In Côte d'Ivoire exploration activities are still suspended pending resolution of the current political impasse. The Company continues to monitor the situation and has been credited by the Ivorean government for time lost since the onset of civil unrest.

The Company's exploration portfolio in Côte d'Ivoire includes the plus 3 million ounce Tongon project, complementary satellite targets within a 10 kilometres radius around Tongon, the advanced target of Tiasso on the Boundiali Permit and multiple identified and regional targets within five permits covering 2 628 kilometres.



The Company will continue to focus on growth opportunities and is currently reviewing a number of exploration and mining prospects.



Country Risk Ranking


RANKING
Geological, Financial, Political, Infrastructural
A - Low risk
B
C
D - High risk

NEW BUSINESS

- The Company continued to pursue new business opportunities throughout Africa and elsewhere in the world in accordance with its country ranking, risk analysis and its understanding of the most prospective regions for investment. Randgold Resources targets self generated opportunities and those submitted by third parties. Over the past year, a total of more than 20 due diligence project audits were carried out. A significant number of corporate acquisition prospects were examined.

- Organic and generative work effected in Africa outlined new opportunities within Tanzania and culminated in the securing of a prospective portfolio of thirteen licences within the Musoma Mara region of the Lake Victoria Goldfield. Similar generative studies have recently been completed in Ghana and Burkina Faso and on this basis the Company has applied for new permits and submitted joint venture proposals. The Company continues to generate new organic opportunities in its priority regions within West, East and Central Africa.

- The opportunity to merge with Ashanti Goldfields Limited, in order to create a major independent pan-African gold business, was aggressively pursued. The Company submitted a merger proposal but this proposal was rejected by the Board of Ashanti.

- Randgold Resources will continue to focus on growth opportunities that have potential to meet its return criteria and are currently reviewing a number of exploration and mining prospects.







HUMAN RESOURCES

Manpower

Following a rightsizing exercise in the Côte d'Ivoire in October 2003, Randgold Resources has a complement of 104 employees, including three executive directors and twenty two fixed term contract employees. These figures exclude the Morila joint venture where employees are employed directly by the mine or contracted by the mine through Anglo-Gold Services Mali S.A.

Corporate Relations in West and East Africa

Relationship building with stakeholders in West and East Africa was maintained at a high level during 2003 through media events and sponsorships. The strategy of building partnerships remains, in the Company's view, the most effective way for it to do business and helps ensure that the development opportunities its activities present to the countries in West and East Africa are sustainable.

Group Training and Development

To facilitate the implementation of the Company's strategy, several training and development interventions were undertaken during the year. The emphasis in 2003 was on computer software packages and technical skills development.

Remuneration

The Company's reward philosophy aims to facilitate the maintenance of a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company's objectives, understands how their work contributes to the achievement of these and knows that they will benefit from achieving high levels of performance.

With this vision in mind the reward strategy's purpose is to facilitate:

- The attraction and retention of talent of the highest quality to enable the Company to achieve its mission with a lean organisational structure.
- The motivation of employees to achieve the level of performance necessary to create sustained growth in shareholder value.

This is achieved in practice through a remuneration policy that is designed to:



- Closely align individual and team reward with business performance at each level.
- Recognise good performance to encourage employees to perform to their full capacity.
- Encourage employees to align their interests with those of shareholders.
- Encourage managers to achieve business performance through their people and assist them to recognise and reward superior performance in both the short and longer term.
- Allow management to be locally focused and be flexible within strategic parameters.
- Be competitive and affordable packages within each of the employment markets in which the Company operates.
- Maintain internal equity while giving due regard to market requirements.
- Be perceived by employees as fair.

A salary review is conducted annually to implement and refresh the reward strategy and manage costs. Information obtained from the performance management system, remuneration surveys and organisational climate audits is utilised in the review.

Industrial Relations

Pact with Labour

The pact with labour is a central pillar of the Company's industrial relations philosophy, and which it takes pride in, remained very much intact throughout all its business units in the different countries in which it operates during 2003. That this is the case was evident in Mali when Randgold Resources' staff in Mali were the only large grouping of mining industry employees in the country that declined the National Union of Workers union's call for strike action on 6 and 7 October, 2003. Further evidence was apparent in the Côte d'Ivoire where the union co-operated with management in the downsizing of staffing level by 50%.

Such co-operation in implementing retrenchments has been unheard of in Côte d'Ivoire in the last two years. The main reason for the Union's co-operation was that Randgold Resources' is perceived by its employees and their union to have treated its workforce more fairly and considerately than its peers in the Côte d'Ivoire all of whom no longer have a presence there.

In contrast to other mining companies, Randgold Resources effected many measures to avoid retrenchments by redeploying staff to other countries and by retaining a presence in the country.

Social Responsibility

Several social development projects have been undertaken during 2003 in consultation with joint management/community, community consultative committees as outlined in the body of this report. In addition, the Company was a main sponsor of the Malian delegation to the US Africa Summit held in Washington D.C. in June 2003, hosted a delegation of international bankers and investment analysts to West Africa in May and a delegation of Francophone West African bankers on a networking visit to South Africa as part of a NEPAD initiative to obtain financing from South African banking and other financial institutions in December.

Morila

Continuing assistance and advice was given to Morila operational management throughout the year regarding all aspects of human resources, industrial relations and community relations management. This is described more fully under the Morila section of the Review of Operations in this report.

Exploration

Following the 50% downsizing of staff in the Côte d'Ivoire and the re-entry into Senegal and Tanzania, the number of exploration staff increased from 61 to 76 during 2003.

Twenty professional and technical exploration staff attended technical (geological) and or software skills courses during the year.


CATERPILLAR
777D
CAT

Corporate Governance

The Group has included a statement of its compliance with the Combined Code as provided by the Listing Rules of the United Kingdom Financial Services Authority and has itemised any variations from the provisions of the Combined Code. All the items of compliance noted have been in place for the entire period under review.


LIEBHERR

The Board

The Board of Randgold Resources has a fiduciary responsibility to guide the strategic and entrepreneurial development of the Company. Whilst taking cognisance of the importance of having a majority of independent, non-executive directors, the members support the principle that the Board is collectively responsible for the success of the Company. Notwithstanding this principle, the non-executive directors provide an independent assessment of the activities of the Company and its management, including verification of the integrity of financial information and all forms of control and risk management.

The Board maintains a regular schedule of meetings to deliberate on matters which are reserved for its specific consideration. In this regard, the Board has reserved for its sole discretion the finalisation and adoption of the strategic development, major fiscal policies, finalisation of all mining developments and consideration of and approvals of any merger and acquisition. The day to day management of the business has however been delegated to management.

In accordance with the Combined Code, the responsibilities of chairman and chief executive officer are separated. Performance of the incumbents is measured in line with guidelines laid down by the Board according to set and agreed criteria. The Board has acknowledged that the chairman is responsible for the leadership of the Board and to ensure that effective communications exist between the executive and non-executive directors. A senior independent non-executive director has been appointed. The Company has not appointed a nomination committee as it is the policy for details of a candidate to be distributed to all directors for formal consideration at a full meeting of the Board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision was taken. The Board will reconsider this position as and when it deems necessary.

The Board has two other committees, the Audit and Remuneration Committees, both consisting solely of independent non-executive directors. Details of the composition and the activities of both are contained hereafter or in the subsequent report of the Remuneration Committee. In future, the evaluation of the chairman's performance will be considered by the non-executive directors led by the senior independent director. The structure and timing of the Company's board meetings, which are scheduled over two days, allows adequate time for the chairman to interact with the non-executive directors without the presence of the executive directors.

During the past financial year, two directors resigned and subsequent to year end, a third retired. There are no immediate plans to replace these directors as it is believed that the present size of the board can adequately oversee the direction of the Company. During the year, the board met nine times and attendance at meetings was as follows:

Name	Status	Number of meeting attended	Total number of board meetings
R A R Kebble	Executive Chairman	7	9
D M Bristow	Chief Executive Officer	8	9
R A Williams	Financial Director	8	9
B H Asher	Senior Independent Non-executive	9	9
D Ashworth*	Non-independent Non-executive	4	4
J-A Cramer	Independent Non-executive	8	9
R I Israel	Independent Non-executive	7	9
P Liétard	Independent Non-executive	9	9
F Lips***	Independent Non-executive	5	9
A L Paverd	Independent Non-executive	7	9
R B Kebble**	Non-independent Non-executive	0	4

* *Mr D Ashworth resigned from the Board on 4 August 2003.*

** *Mr R B Kebble resigned from the Board on 30 July 2003.*

*** *Mr F Lips retired from the Board on 19 February 2004.*

The independence of the non-executive directors complies with the relevant definitions of the United Kingdom Listing Authority's Combined Code. All of the non-executive directors have options in terms of the Company's share option scheme, but do not believe that this interferes with their independence.

It is the practice of the Company to hold its annual general meeting in conjunction with a board meeting, thereby ensuring that members of the executive, the senior independent director and the chairmen of the Board Committees are available to answer any queries that shareholders might raise. When new non-executive directors are appointed, the terms and conditions of appointment are available for inspection at the Company's annual general meeting. The current terms and conditions of appointment of the executive directors will be available for inspection at the annual general meeting.

The job specifications for the chairman, chief executive officer and financial director have been formally approved by the Remuneration Committee and the Board and these have been reviewed.

The Board operates in a field which is technically complex and directors continue to be exposed to information which enables them to fulfill their duties. Visits to the operations are made and technical presentations by management and the Company's advisers are given to further their knowledge in various areas of specialisation, including corporate governance and the various requirements of the US regulatory authorities. At the moment, induction courses take the form of presentations made to the Board and site visits. Information necessary to update the Board on the Company's activities and corporate governance is made available through the offices of the company secretary. All directors have direct access to independent professional advice when they deem that such assistance is necessary in the furtherance of their responsibilities.

In accordance with the provision of Jersey Company Law and the Articles of Association, directors are required to submit themselves to re-election. Any newly appointed director is subject to election by shareholders at the first annual general meeting after his appointment. Thereafter, by rotation, the entire Board is subject to re-election every three years. Currently, the majority of non-executive directors have served on the board for a period of six years, and in Dr Paverd's case since 1995.

At the present time, the Articles of Association do not specify any age limit for directors to retire nor is there any restriction about the period of service. However, the Board will reconsider its composition for future years and the implementation of an age limit for directors if it deems this appropriate.

Accountability and Audit

The Board is responsible for presenting a balanced and understandable assessment of the Company's position and prospects. This extends to the preparation and publication of the annual report and any other release of information, price sensitive or otherwise.

In accordance with the guidance on going concern and financial reporting published in the United Kingdom in November 1974, the directors have continued to adopt the going concern basis in preparing the financial statements.

The financial statements set out in this report have been prepared by management in accordance with International Financial Reporting Standards and are based on accounting policies that the Board considers appropriate and which have been consistently applied and are supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the Company and Group as at 31 December 2003, and the consolidated results of operations and the cash flow information of the Group for the year then ended. The directors are satisfied that the Company has adequate resources available to ensure its continued operational existence.

The Company's disclosure control procedures necessary to ensure compliance with section 302(a) and 906 of the United States Sarbanes-Oxley Act of 2002 have been implemented.

The Company has operated under a code of ethics since its United Kingdom listing in July 1997 and subsequently as applicable with the Sarbanes-Oxley Act of 2002 as noted above. The code has been updated to have specific reference to the Company's financial managers and the chief executive officer. A copy of the code is available on the Company's website: www.randgoldresources.com.

Internal Control

The Group maintains a Business Control Framework that documents the key business risks, operational, financial, compliance and related controls. The Business Control Framework is regularly reviewed and updated by management, who report quarterly to the Board on any issues which might affect the risks and controls. The Board acknowledges that it has responsibility for the overall and ongoing review and update of the Business Control Framework and that it has complied with Code Provision C.2.1 through the procedures noted above.

The Board receives copies of all the internal audit reports in respect of the Morila gold mine. Executive management undertake regular audits of various parts of the Morila mine and details of these reports are submitted to the Audit Committee and Board for comment. Financial and technical audits of the Company's branch offices and major assets are regularly conducted.

The Board notes that no cost effective control system will preclude all errors and irregularities.

Details of the key risk factors which might affect the activities of the Company are contained in the Form 20-F annual report filing for the period to 31 December 2002, and filed with the Securities and Exchange Commission on 30 June 2003 and can be obtained from the Company's website: www.randgoldresources.com.

Audit Committee

The Audit Committee comprises four independent non-executive directors:

Name	Status	Appointed
B H Asher	Chairman	15 Jul 1997
J-A Cramer		15 Jul 1997
P Liétard		20 April 1998
A L Paverd		1 May 2000

The Committee presently comprises four members with considerable experience in the financial services sector. The Board believes that this level of expertise is sufficient to meet the standards imposed by the Combined Code. If issues arose which were deemed outside the areas of expertise of the Audit Committee, which required deliberation, independent professional advice would be sought by the Committee.

During the year, the Committee has met 5 times and attendance at the meetings was as follows:

Name	Status	Number of meetings attended
B H Asher	Chairman	4
J-A Cramer	Member	5
P Liétard	Member	5
A L Paverd	Member	4

The Committee makes recommendations to the Board in relation to the appointment, re-appointment and removal of the external auditor as well as the remuneration and terms of engagement of the external auditor. It is noted that the actual appointment of the external auditors is subject to the approval of shareholders at the annual general meeting. The Company's internal audit function is undertaken by Pro Optima Audit Services (Pty) Limited. The appointment of the internal auditors is considered by the Committee, and the final appointment is then confirmed by the Board. All internal audit reports are submitted to the Committee for approval.

The meetings of the Committee review and monitor the external auditor's independence and the objectivity and effectiveness of the audit process. This is undertaken within the framework of a detailed audit charter which has been adopted by the Board. A copy of the audit charter is available on the Company's website, or through the office of the company secretary.

The purpose of the Committee is to review the Company's published results, the effectiveness of its systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The Audit Committee has implemented a policy regarding the provision of non-audit services by external auditors, and pre-approval thereof.

The Committee meets regularly and this includes quarterly meetings which are used to consider and approve the Company's quarterly results. The external and internal auditors are regularly invited to attend meetings to report on their activities. The Committee also meets with the external auditors, independent of the executive directors or management, where this is deemed necessary.

Shareholders' Communications

The Board acknowledges responsibility for maintaining effective communications with all shareholders. The CEO and the Company's investor relations consultants prepare a quarterly report for the Board detailing the activities and presentations given to shareholders. Quarterly reports, which are circulated to all stakeholders, are prepared in both English and French. Besides attendances at various industry conferences, regular roadshows during the year are undertaken to enable Company representatives to interact directly with shareholders and other interested parties. Attendance at these conferences and presentations regularly includes non-executive directors.

The Board also believes that the annual general meeting is an appropriate forum for contact with share owners and encourages their attendance and participation.

In order to reflect the sentiment of share owners at the annual general meeting, policy is that all resolutions should be considered by way of a ballot poll and the number of proxies received disclosed to the members in attendance.

David Haddon

David Haddon
Secretary

9 March 2004

Report of the Remuneration Committee

The remuneration committee comprises three independent non-executive directors:

Name	Appointed	Resigned
R I Israel *(Chairman)*	15 Jul 97	
B H Asher	15 Jul 97	
F Lips	15 Jul 97	19 Feb 04
P Liétard	26 Feb 04	

During the year, the Remuneration Committee met three times and all members were present at these meetings.

Remuneration Policy

The Committee's principle function is to determine, on behalf of the Board, the senior executive remuneration policy and the remuneration and other terms and conditions of employment of the Company's executive directors. The Company's human resources executive provides the Committee with access to comparative industry surveys which assist in formulating remuneration and the Committee has in the past year engaged the services of an independent consultant to review the employment contracts of the executive directors.

The Committee meets regularly and may from time to time call for independent consultants to brief the members on pertinent issues.

The Board is currently re-evaluating the Remuneration Committee's terms of reference and once updated, a copy will be placed on the Company's website.

The Committee's objective is to evaluate and recommend to the Board competitive packages which will attract and retain executives of the highest calibre and encourage and reward superior performance. Further the Committee aims to ensure that criteria are in place to measure individual performance.

Executive Directors' Remuneration

The remuneration of the executive directors comprises a basic salary, an annual bonus, restraint of trade payments and participation in the share option scheme. The total executive directors' remuneration for the year ended 31 December 2003 was US$3 578 500 (year ended 31 December 2002: US$1 613 200). Full details are provided in a table on page 50 of this report.

- *BASIC SALARY*
  Each executive director receives a basic salary as recommended by the Committee in accordance with the remuneration policy.
- *SHARE OPTIONS*
  Awards of share options to executive directors are recommended by the Remuneration Committee which is guided by predetermined criteria and industry benchmarks. Such options are not currently based on specific performance criteria. Options awarded to an employee (which definition includes executive and non-executive directors) are subject to a cumulative upper limit of two per cent of the Company's issued share capital. The exercise price is the closing price of the shares on the trading day preceding that on which a person is granted the option.
  The scheme provides that all options become exercisable in the event of an acquisition which would require an offer to be made to all shareholders. Details of options held by directors are contained in a table on page 51 of this annual report.
- *ANNUAL BONUS*
  Executive directors' service contracts provide for the payment of an annual bonus. The bonus is determined on a notional shareholding measured against the performance of the weighted average price of the ordinary shares of the Company calculated on a twelve month period ending 31 March. The calculation of the annual bonus for Mr R A R Kebble and Dr D M Bristow is based on a notional shareholding of 150 000 ordinary shares, whilst for Mr Williams the figure is 50 000 ordinary shares.
- *SERVICE CONTRACTS*
  Service contracts have been concluded with the

three executive directors. The current agreements run for a period of 3 years until 31 May 2006. Each agreement provides for performance to be reviewed annually. The service contracts do not provide for any retirement payments. The Company does, however, provide a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. The Board considers contracts in excess of one year appropriate. However, in the event of unilateral termination by the Company, compensation to the director would be required for any outstanding amounts due under the contract. The service contracts also include provisions relating to the payments in respect of restraints of trade.

In accordance with the requirements of the Statutory Instrument: The Directors Remuneration Report Regulations 2002, the Company's performance has been measured against the HSBC Global Mining Index. The HSBC Global Mining Index is a capitalisation-weighted index calculated in dollars (US$). The series represents the mining industries of 21 countries for securities with a market capitalisation generally in excess of US$50 million. The series has a base of 100 on 31 December 1985, with the exception of two Latin American indices which are based at 100 at 31 December 1989. A copy of the graph is included on page 5 of this annual report.

Non-Executive Directors

The fees paid to non-executive directors are determined by the Board as a whole and are reviewed as necessary. At the annual general meeting it is proposed to retain the fees payable to the non-executive directors in their capacity as directors and to those members who serve on the Audit and Remuneration Committees as agreed at the last annual general meeting, namely:

- non-executive directors to receive a fee of US$7 500 per meeting.
- members of the Audit Committee are to receive US$7 500 per meeting.
- the Chairman of the Audit Committee is to receive US$10 000 per meeting.
- members of the Remuneration Committee are to receive US$5 000 per year.
- the Chairman of the Remuneration Committee is to receive US$6 000 per year.

Details of non-executive directors remuneration are shown below. Non-executive directors have been granted share options over the Company's ordinary shares. Details of the options are shown on the next page.

Directors' Remuneration and Interests

SUMMARY OF DIRECTORS' REMUNERATION

	Basic salary/fees 31 December		Bonus[3] 31 December		Restraint of trade 31 December		Total 31 December	
US$	2003	2002	2003	2002	2003	2002	2003	2002
Executive								
R A R Kebble	375 000	332 100	898 500	262 500	102 000	-	1 375 500	594 600
D M Bristow	462 000	427 500	898 500	262 500	164 000	-	1 524 500	690 000
D Ashworth*	-	23 100	-	131 250	-	-	-	154 350
R A Williams [1]	187 000	174 250	299 500	-	192 000	-	678 500	174 250
Subtotal	1 024 000	956 950	2 096 500	656 250	458 000	-	3 578 500	1 613 200
Non-executive [2]								
B H Asher	115 000	62 500	-	-	-	-	115 000	62 500
D Ashworth*	30 000	22 500	-	-	-	-	30 000	22 500
J-A Cramer	97 500	60 000	-	-	-	-	97 500	60 000
R I Israel	66 000	51 000	-	-	-	-	66 000	51 000
R B Kebble**	30 000	30 000	-	-	-	-	30 000	30 000
P Liétard	97 500	52 500	-	-	-	-	97 500	52 500
F Lips***	65 000	42 500	-	-	-	-	65 000	42 500
A L Paverd	97 500	60 000	-	-	-	-	97 500	60 000
TOTAL	1 622 500	1 337 950	2 096 500	656 250	458 000	-	4 177 000	1 994 200

* Mr D Ashworth resigned from the Board with effect from 4 August 2003.

** Mr R B Kebble resigned from the Board with effect from 30 July 2003

*** Mr F Lips retired from the Board with effect from 19 February 2004.

(1) Mr R A Williams was appointed financial director on 1 May 2002.

(2) Remuneration of non-executive directors in 2003 reflects the increased number of board and committee meetings.

(3) The bonus is calculated on the movement in the Company's share price based on a calendar year to 31 March. The 2003 bonuses as shown above reflect the amounts paid in April 2003 in respect of the movement in the share price from 1 April 2002 to 31 March 2003, being US$5.86 to US$11.85. At 31 December 2003, the Company accrued US$2.8 million for bonus payments in respect of 2003 based on a share price of US$24.00 as at 22 January 2004. However, bonuses in respect of the 2003 year are expected to be paid in April 2004 based on movement in the share price to 31 March 2004.

Directors' Options

	Number of options during the period At 01/01/03	Granted	Exercised	At 31/12/03	Exercise price (US$)	Market price at date of exercise (US$)	Date from which exercisable	Expiry date
Executive								
☐ R A R Kebble	200 000	-	66 600	133 400	6.50	27.96	12/07/03	11/07/12
☐ R A R Kebble	112 700	-	112 700	-	3.30	27.96	29/01/01	28/01/11
☐ D M Bristow	100 000	-	100 000	-	3.90	26.59	25/03/99	01/05/09
☐ D M Bristow	250 000	-	83 000	167 000	6.50	26.59	12/07/03	11/07/12
☐ D M Bristow	75 000	-	75 000	-	3.30	20.17	29/01/01	28/01/11
☐ R A Williams	36 000	-	36 000	-	3.30	11.00	29/01/01	28/01/11
☐ R A Williams	41 639	-	13 879	27 760	6.05	19.00	01/05/03	30/04/12
☐ R A Williams	100 000	-	33 300	66 700	6.50	26.59	12/07/03	11/07/12
☐ R A Williams	1 479	-	1 479	-	2.50	11.00	15/12/00	14/12/08
Non-executive								
☐ B H Asher	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
☐ D Ashworth*	50 000	-	50 000	-	3.90	12.06	25/03/99	01/05/09
☐ D Ashworth*	80 000	-	80 000	-	3.30	12.06	29/01/01	28/01/11
☐ J-A Cramer	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
☐ R I Israel	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
☐ R B Kebble**	3 155	-	-	-	2.50	-	27/11/98	27/11/08
☐ R B Kebble**	19 000	-	-	-	3.30	-	29/01/01	28/01/11
☐ P Liétard	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
☐ F Lips***	12 700	-	12 700	-	3.30	27.80	29/01/01	28/01/11
☐ A L Paverd	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11

* Mr D Ashworth resigned from the Board with effect from 4 August 2003.

** Mr R B Kebble resigned from the Board with effect from 30 July 2003 and his options lapsed in accordance with the Rules of the Share Option Scheme.

*** Mr F Lips retired from the Board with effect from 19 February 2004.

The high and low ordinary share prices for the company for the year under review were:

- ☐ *ordinary shares on the LSE (trading symbol RRS) and Nasdaq from 1 January 2003 to 31 December 2003: Pound sterling on LSE (trading symbol RRS): High: £16.65; Low: £6.20.*
- ☐ *ADRs on the Nasdaq (trading symbol GOLD): High: US$28.51; Low: US$11.15.*

The share price at the year end, being 31 December 2003 was £15.55 for the ordinary shares trading on the LSE and US$27.35 for the ADRs trading on the Nasdaq.

Directors' Shareholdings

	Notes	Number at 31 Dec 2003	Number at 31 Dec 2002	Beneficial/ non-beneficial
Executive				
R A R Kebble		260 000	170 110	Beneficial
R A R Kebble	1	-	80 660	Non-beneficial
D M Bristow		250 000	137 092	Beneficial
R A Williams		30 000	8 120	Beneficial
Non-executive				
B H Asher		8 210	8 210	Beneficial
D Ashworth*		-	73 207	Beneficial
J-A Cramer		6 233	6 233	Beneficial
R I Israel		6 233	6 233	Beneficial
R B Kebble**	1	-	34 568	Non-beneficial
F Lips***		50 000	50 000	Beneficial
A L Paverd		6 233	6 233	Beneficial

* *Mr D Ashworth resigned from the Board with effect from 4 August 2003.*

** *Mr R B Kebble resigned from the Board with effect from 30 July 2003*

*** *Mr F Lips retired from the Board with effect from 19 February 2004.*

Note 1: *The indirect shareholding attributable to R A R Kebble and R B Kebble relates to their 15.2% shareholding in JCI Limited which holds 100% of Consolidated Mining Jersey Limited. On 24 February 2003 these shares were sold.*

Directors' Report

for the year ended 31 December 2003

1. Share Option Scheme

The directors granted options to senior employees in accordance with the provisions of the Randgold Resources Limited Share Option Scheme (the "Scheme"). The following summary is included in this report as required in accordance with the rules of the Scheme.

	Available	Granted	Average US$ price	Exercised	Average US$ price	Total
Balance at 31 December 2001	511 673	1 846 567	-	1 013 404	-	3 371 644
Adjustment to balance following increase in share capital	750 000	-	-	-	-	750 000
Shares exercised during the period	-	(202 110)	-	202 110	3.61	-
Shares granted during the period	(1 026 639)	1 026 639	6.48	-	-	-
Shares lapsed during the period	25 322	(25 322)	3.69	-	-	-
Balance at 31 December 2002	260 356	2 645 774	4.92	1 215 514	-	4 121 644
Adjustment to balance following increase in share capital	240 696	-	-	-	-	240 696
Shares exercised during the period	-	(1 596 645)	-	1 596 645	18.04	-
Shares granted during the period	-	-	-	-	-	-
Shares lapsed during the period	55 431	(55 431)	3.48	-	-	-
Balance at 31 December 2003	556 483	993 698	6.28	2 812 159	-	4 362 340

2 Election of Directors

At the last annual general meeting of the Company, Messrs Williams, Asher and Cramer were re-elected as directors. The following changes to the Board of Directors of the Company (the "Board") took place during the year:-

Resignation	Effective Date
D Ashworth	4 August 2003
R B Kebble	30 July 2003

Subsequent to year end, Mr Ferdinand Lips retired as a director with effect from 19 February 2004.

In accordance with article 90.1 of the Company's Articles of Association, Messrs Israel and Liétard retire by rotation. Both retiring directors are eligible, and have offered themselves, for re-election.

3 Special Resolutions

The directors have considered, approved and unanimously recommend to the shareholders the special resolutions in the form attached to the notice of annual general meeting (the "Notice"), as summarised below and incorporated into this Report by reference (the "Special Resolutions").

In the opinion of all the directors, the adoption of these Special Resolutions would be in the best interests of the Company and of the shareholders as a whole. Accordingly, all the directors who own shares in the Company (being Messrs R A R Kebble (260 000 shares), D M Bristow (250 000 shares), B H Asher (8 210 shares), J-A Cramer (6 233 shares), R I Israel (6 233 shares), A L Paverd (6 233 shares) and R A Williams (30 000 shares)) have indicated their intention to vote their shares in favour of the Special Resolutions.

(a) SHARE SPLIT

In the month preceding the date of this report the highest closing mid-market price of the Company's shares was £12.40 and the lowest closing mid-market price was £10.39, at current exchange rates these prices correspond to US$22.88 and US$19.17 respectively. The Board has, however, considered splitting the existing share capital of the Company so that the Company's shares can reasonably be expected to trade at lower levels which the Board believes will improve their liquidity.

Accordingly, following discussions with the Company's advisers and having given the matter careful consideration, the Board recommends to the shareholders that a share split be effected by the passing of a Special Resolution so that each share in the Company currently having a nominal value of US$0.10 is divided into two shares, each having a nominal value of US$0.05.

In deciding to recommend the share split to shareholders, the Board is cognisant of the fact that it would not affect the value of a shareholders' investment nor the Company's position vis à vis the FTSE 250 Index.

This Special Resolution will also amend the Company's Memorandum and Articles of Association but only to the extent required to record the fact that each US$0.10 share has been divided in half and that, as a consequence, the authorised share capital of the Company going forward will be US$4 000 000 divided into 80 000 000 ordinary shares of US$0.05 each (instead of US$4 000 000 divided into 40 000 000 ordinary shares of US$0.10 each, as at present).

If this Special Resolution is passed, there will be a total of 58 521 370 issued ordinary shares of US$0.05 each in the Company. The directors do not intend to call in share certificates for amendment as a consequence of the sub-division of shares but, in all cases, the Company's share registers will be amended as appropriate.

The full terms of this Special Resolution and the proposed amendments to the Company's Memorandum and Articles of Association are set out in annexure 1 to the Notice.

(b) *CAPITAL REDUCTION*

As previously advised to shareholders, the Board has recently been investigating possible ways in which the Company can commence the payment of dividends to its shareholders.

At present, although the Company has generated healthy trading profits and has significant cash on hand (with cash and equivalents of US$102.0 million as at 9 March 2004), it also has significant accumulated losses (of approximately US$100 million as at 9 March 2004). These accumulated losses, which result from the Syama mine development and investment and which are regarded by the Board as being permanent losses to the Company, are preventing the Company from meeting the legal requirements that would enable it to pay dividends to its shareholders.

This is because the Company is only permitted under Jersey law to make a distribution (including by way of dividend) out of profits available for the purpose, as determined in accordance with certain specific criteria similar to those applicable in England & Wales. Of those criteria, the most normal ones used would require the Company to be able to make a distribution either out of its realised profits less its realised losses or out of its realised revenue profits less its revenue losses, whether realised or unrealised, and subject to certain solvency tests. The Company cannot meet these criteria because of its accumulated losses nor any others without revaluing the Company's assets.

One of the possible ways in which the Company can remedy this situation is to effect a capital reduction. This would involve reducing the Company's share premium account by US$100 million (being an amount exceeding its accumulated losses). This would effectively enable the Company to reorganise its balance sheet, thus putting it in a position (subject to compliance with normal applicable legal procedures) to pay dividends from its future trading profits.

It should, however, be emphasised that it is not intended that any capital will be returned to the Company's shareholders as a result of the capital reduction. Instead, it is envisaged that US$25 million (being the difference between the accumulated losses in the accounts of the Company and the amount of US$100 million) will be transferred to a special reserve that will be treated as realised profits of the Company available for use in the future as envisaged in paragraph (d) of the Special Resolution attached as annexure 2 to the Notice.

The Board has taken advice from the Company's advisers as to the advisability (bearing in mind the Company's objectives) of carrying out a capital reduction in this way and the procedure for doing so. Having considered the matter in detail, the Board has approved the capital reduction in the terms of the Special Resolution mentioned above and has resolved to ensure that any creditors of the Company as at the date on which the capital reduction (if approved) actually takes effect will have agreed to the reduction in advance in writing.

As regards procedure, the capital reduction will not be effective unless and until, in addition to obtaining the approval of the shareholders by means of a Special Resolution, the sanction of the Royal Court in Jersey has also been obtained. Therefore, if at the annual general meeting the shareholders pass the Special Resolution approving the capital reduction, the Company proposes to seek the sanction of the Royal Court in Jersey at a short hearing to be held on Tuesday 27 April 2004. Assuming that the Royal Court's approval is forthcoming, the capital reduction will be effective on the hearing date.

The full terms of this Special Resolution are set out in annexure 2 to the Notice.

(c) *COMPANY'S PURCHASE OF ITS OWN SHARES*

The Board recommends to the shareholders that a

Special Resolution be passed at the annual general meeting approving a general authority for the Company to purchase its own shares in accordance with the terms set out in annexure 3 of the Notice. The authority will be subject to the requirements of the Companies (Jersey) Law 1991, as amended, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission, the London Stock Exchange and The NASDAQ Stock Market.

The directors intend to use this authority at such time or times, in respect of such number of shares, at such price and on such terms as they may consider appropriate from time to time. Accordingly, the method by which the Company intends to acquire its shares, the exact number(s) to be acquired and the price(s) and date(s) at which the acquisition(s) is(are) to take place are not presently known.

However, the proposed authority is limited to a maximum of 14.9% of the Company's issued ordinary share capital as at the date of the Special Resolution. Additionally, maximum and minimum acquisition pricing mechanisms will apply to the purchase by the Company of its own shares, as set out in the Special Resolution. The maximum acquisition price will not be more than 5% above the weighted average of the listed price for the issued ordinary shares of the Company for the five business days preceding the date of acquisition of the shares by the Company. The minimum acquisition price will be par value.

It should be noted that the total number of outstanding options to subscribe for shares in the Company as at 9 March 2004 is 553 483. These options together represent 1.89% of the issued share capital of the Company as at 9 March 2004 and would, if the existing and proposed authority for the Company to purchase its own shares were to be used in full, together represent 15.8% of the issued share capital of the Company. There are no outstanding warrants to subscribe for shares in the Company as at 9 March 2004.

(d) DISCLOSURE OF THIRD PARTIES' INTERESTS IN THE COMPANY'S SHARES

The Board also recommends to the shareholders that a Special Resolution be passed at the annual general meeting amending the Company's Articles of Association so as to give the directors the right to require shareholders to provide information as to the identity of any third parties who have an interest in their shares in the Company, and the nature of any such interest.

It should be noted that if a shareholder fails to provide any such information, the proposed amendments to the Articles of Association would allow the directors to impose restrictions on the ability of the shareholder to attend and/or vote at a general meeting or class meeting in respect of the shares in question. Additionally, if the shares in question represent at least 0.25% in nominal value of the issued shares of the relevant class, the directors would (while the shareholder continues to be in default) be able to withhold any dividend (and any shares in lieu of dividend) in respect of those shares and restrict the transfer of such shares. The restrictions also extend to any other shares that may be issued as a result of the member holding the shares in relation to which the default has occurred.

Based in large part on similar provisions contained in section 212 of the English Companies Act 1985, as amended, and related provisions, this Special Resolution - if passed – will give the Company the right to information concerning the ultimate owners of its shares. The Board believes that this will help to promote transparency, particularly in relation to the exercise of voting rights.

Shareholders should note the Company's obligation pursuant to the UK Listing Rules to notify a Regulatory Information Service without delay of any information of which it becomes aware as a result of these amendments.

The full terms of this Special Resolution and the proposed amendments to the Company's Articles of Association are set out in annexure 4 to the Notice.

(e) ELECTRONIC COMMUNICATIONS

Finally, the Board recommends that the Company's Articles of Association be amended by Special Resolution to facilitate electronic communications between the Company and its members.

The full terms of this Special Resolution and the proposed amendments to the Company's Articles of Association are set out in annexure 5 to the Notice.

The amendments would enable shareholders to deliver proxy forms to the Company electronically and would also allow the Company to serve notices and provide other information to shareholders by email or via the Company's website. For example, the Company would be able to fulfill its obligation to provide a copy of the Directors' and Auditors' Reports and a copy of the annual accounts to anyone entitled to receive them (including shareholders) in advance of an annual general meeting by making such documents available on the Company's website.

It should be noted that these amendments will remain subject to applicable law and any rules or regulations of any stock exchange upon which the shares or securities of the Company are listed from time to time. However, subject to this, the amendments would give the directors wide powers to make additional regulations (that would be binding on the shareholders) governing the Company's use of electronic communications.

Net profit for the year was US$47.5 million which compared to US$65.7 million for 2002. 2002 results were buoyed by super high grades from Morila and as such the results for the 2003 year have been satisfactory. Profits from mining were US$77.9 million compared to US$100 million for 2002. Attributable production was down from 421 126 ounces for the year to 317 597 ounces but the impact of lower production levels was lessened by a higher gold price. The average realised gold price for 2003 was US$345/oz as compared to US$308/oz for 2002.

Expenditure on exploration and corporate costs, excluding the proposed merger transaction costs, was US$13.9 million, in line with 2002. Exploration expenditure this year included extensive drilling particularly at the Loulo project in Western Mali and on the Company's exploration properties around Morila. The merger transaction costs of US$3.1 million related to the proposed merger with Ashanti Goldfields and comprised the full amounts payable for advisors, bank financing and legal fees.

The low tax rate was due to a five year corporate profits tax holiday granted by the Morila convention, which will run until October 2005. Morila still paid a 6% royalty and other taxes to the Malian Government in this period.

The Company's capital markets strategy has continued in the year with a number of initiatives taking place with a view to increasing liquidity and tradability in the Company's shares. An ADR ratio change took place on 10 March 2003 to make one ADR equivalent to one ordinary share. The Company changed the currency of its London listed shares to Sterling which paved the way for a UK listing domicile and an entry into the FTSE Gold Index. Following a three month liquidity test, on 22 September 2003, Randgold Resources was admitted to the FTSE 250 Index. As anticipated this has further improved the liquidity of the stock traded in London.

Given the low interest rate environment in 2003, income generated by the Company's treasury was enhanced by way of carefully moving funds between US dollars, Sterling and Euros. Exchange gains in the income statement included an amount of US$1.6 million for the year generated by this treasury activity. Treasury funds are housed in Jersey with financial institutions with superior credit ratings.

Earnings per share were US$1.66, down from US$2.61 in 2002. Considering the share price was trading at US$27.83 at year end, this equated to a price earnings ratio of approximately 17 which was still low by comparison to the gold mining industry norm of 20 and above. Return on equity was 32%.

The balance sheet has been greatly strengthened by the significant cash being generated by Morila and the Company now has a war chest of over US$100 million. The Company accessed its cash from Morila by the way of quarterly dividends and received US$69.6 million in dividends during the year. The Company is now

Financial Review

for the year ended 31 December 2003

The balance sheet has been greatly strengthened by the significant cash being generated by Morila and the Company now has a war chest of over US$100 million.

substantially debt free, except for its attributable share of Morila's remaining project financing, which is non-recourse to Randgold Resources, and which amounts to approximately US$7.2 million attributable. The loan will be paid off in June 2004.

Our strong balance sheet allows us to look for external, early stage opportunities and fast track some of the internal opportunities we have. We are budgeting to spend US$13.6 million on exploration, corporate and new business in 2004. A large part of the expenditure is targeted at the Morila region, Mali West (Loulo) and our newer prospective areas of Senegal and Tanzania.

Randgold Resources, whilst philosophically a non-hedger, follows a careful hedging strategy, the aim of which is to secure a floor price which is sufficient to protect the Company in periods of capital expenditure and debt finance, whilst at the same time allowing us significant exposure to spot prices. Currently approximately 15% of Morila's budgeted production is sold forward (flat forwards) at US$275/oz for the year 2004. The Company also bought calls for Morila at prices from US$350/oz to US$360/oz to allow further participation in any significant upside in the gold price. Price protection has also been put in place to support the development of Loulo. At the end of December 2003, 200 000 ounces had been sold forward at an average spot price of US$404/oz. This was done at Randgold Resources level, short dated, and it is intended to be rolled down, longer dated, into the Loulo company once the project financing has been completed. Subsequent to the year end, a further 100 000 ounces were sold forward at US$418/oz. Management has a board mandate to put in place hedges in respect of a total of 350 000 ounces which represents 39% of planned production over a four year period at Loulo. The price protection mitigates capital and debt risk and maintaining returns which pass the Company's hurdle rates should the gold price move to significantly lower levels. The derivative programmes are all margin free.



No dividend has been declared for the year. It is the Company's intention to begin paying dividends when its accumulated losses are extinguished and when an acceptable dividend yield is sustainable. Accumulated losses can be extinguished either through the generation of profits or by the restructuring of the balance sheet through offsetting part of the share premium account. The latter course is currently being progressed through the Jersey legal system and a resolution will be put to the annual general meeting in April 2004. If approved, it is anticipated dividend payments can begin.

We remain committed to tight financial management and controls and good corporate governance. A formal system of internal controls is in place under the auspices of the Audit Committee. Risk assessments are carried out and monitored on an annual basis. Results are strictly and regularly measured against budgets and forecasts. Progress against the commitments of the executive management team are monitored on a weekly basis ensuring the Company remains focused on delivery of its mission.

R. A. W

Roger Williams
Financial Director

Approval of Annual Financial Statements

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited and its subsidiaries. The financial statements, presented on pages 60 to 82, have been prepared in accordance with International Accounting Standards and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the Company and the Group is supported by the financial statements.

The financial statements have been audited by the *independent accounting firm*, PricewaterhouseCoopers LLP, United Kingdom, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and Committees of the Board. The directors believe that all representations made to the independent auditors, during their audit were valid and appropriate. PricewaterhouseCoopers LLP's audit report is presented on the next page.

The financial statements were approved by the Board of Directors on 9 March 2004 and are signed on its behalf by:

R A R Kebble
Chairman

D M Bristow
Chief Executive

Jersey, Channel Islands
9 March 2004

Report of the Independent Auditors

To the Members of RANDGOLD RESOURCES LIMITED

We have audited the accompanying consolidated balance sheet of the Company and its subsidiaries (the "Group") as of 31 December 2003, and the related consolidated statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. This opinion has been prepared for and only for the Company's members in accordance with Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2003 audited financial statements.

We also, at the request of the directors (because the Company applies the Financial Services Authority Listing Rules as if it is a listed company incorporated in the United Kingdom), review whether the corporate governance statement on pages 44 to 48 reflects the Company's compliance with the seven provisions of the Combined Code, issued in June 1998, specified by the United Kingdom Financial Services Authority for review by auditors of listed companies, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as of 31 December 2003, and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards and Companies (Jersey) Law 1991.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London, United Kingdom
10 March 2004

Consolidated Statement of Operations

for the year ended 31 December 2003

US$000	Notes	Group 31 Dec 2003	Group 31 Dec 2002
REVENUES			
Gold sales		109 573	131 440
Interest income		999	225
Exchange gains		3 829	2 477
Other income		2 104	509
		116 505	134 651
COSTS AND EXPENSES			
Mine production costs		26 195	22 706
Transport and refinery costs		408	588
Movement in production inventory and stockpiles		(6 229)	(145)
Transfer to deferred stripping costs		(3 483)	(5 043)
General and administration expenses		6 108	4 128
Royalties		7 648	9 185
Exploration and corporate expenditure		17 007	16 686
Depreciation and amortisation		10 269	8 765
Interest expense		1 895	3 686
Loss on financial instruments		1 733	346
Provision for environmental rehabilitation		990	600
Exchange losses		1 937	1 900
Other expenses		4 852	5 741
		69 330	69 143
NET PROFIT FOR THE ENTERPRISE BEFORE INCOME TAX AND MINORITY INTEREST		47 175	65 508
Income tax expense	3	-	-
Minority interest		351	220
NET PROFIT		47 526	65 728
BASIC EARNINGS PER SHARE (US$)	4	1.66	2.61
FULLY DILUTED EARNINGS PER SHARE (US$)	4	1.65	2.59

Consolidated and Company Balance Sheets

at 31 December 2003

		Group		Company	
US$000	Notes	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
ASSETS					
CURRENT ASSETS					
Cash and equivalents		105 475	59 631	101 507	39 323
Restricted cash	5	3 882	4 526	-	-
Receivables	6	15 196	14 262	3 391	1 926
Inventories	7	17 165	11 601	-	-
TOTAL CURRENT ASSETS		141 718	90 020	104 898	41 249
PROPERTY, PLANT AND EQUIPMENT					
Cost		175 195	168 540	321	321
Accumulated depreciation and amortisation		(102 373)	(92 104)	(321)	(321)
NET PROPERTY, PLANT AND EQUIPMENT	8	72 822	76 436	-	-
OTHER LONG-TERM ASSETS	9	10 885	7 402	-	-
INVESTMENT IN SUBSIDIARIES AND JOINT VENTURE	10	-	-	32 349	25 795
TOTAL ASSETS		225 425	173 858	137 247	67 044
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	11	11 990	10 838	5 264	4 518
Current portion of long-term liabilities	11	11 567	9 726	1 943	-
Bank overdraft	12	1 550	1 170	-	-
TOTAL CURRENT LIABILITIES		25 107	21 734	7 207	4 518
PROVISION FOR ENVIRONMENTAL REHABILITATION	13	5 962	4 972	-	-
LONG-TERM LIABILITIES	14	7 723	19 307	-	1 841
LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES	15	9 478	9 506	-	-
MINORITY SHARE OF ACCUMULATED LOSSES	15	(8 520)	(8 176)	-	-
LIABILITIES ON FINANCIAL INSTRUMENTS	16	8 488	7 530	2 232	-
SHAREHOLDERS' EQUITY					
Share capital					
Authorised:					
40 000 000 ordinary shares of 10 US cents each,					
for both years presented					
Issued:					
29 260 385 ordinary shares (2002:27 663 740)		2 926	2 766	2 926	2 766
Share premium		200 244	190 618	200 244	190 618
Accumulated losses		(18 580)	(66 106)	(75 362)	(132 699)
Other reserves		(7 403)	(8 293)	-	-
TOTAL SHAREHOLDERS' EQUITY		177 187	118 985	127 808	60 685
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		225 425	173 858	137 247	67 044

Statement of Consolidated Shareholders' Equity

for the year ended 31 December 2003

Group

US$000	Number of ordinary shares	Share capital	Additional paid in capital	Accumulated losses	Other reserves	Total
BALANCE AT 31 DECEMBER 2001	22 461 630	2 246	161 830	(131 834)	(1 745)	30 497
Net income	-	-	-	65 728	-	65 728
Exercise of employee stock options	202 110	20	683	-	-	703
Movement on cash flow hedges	-	-	-	-	(6 548)	(6 548)
Issue of shares – public offering	5 000 000	500	32 000	-	-	32 500
Share issue expenses	-	-	(3 895)	-	-	(3 895)
BALANCE AT 31 DECEMBER 2002	27 663 740	2 766	190 618	(66 106)	(8 293)	118 985
Net income	-	-	-	47 526	-	47 526
Exercise of employee stock options	1 596 645	160	9 626	-	-	9 786
Movement on cash flow hedges	-	-	-	-	890	890
BALANCE AT 31 DECEMBER 2003	29 260 385	2 926	200 244	(18 580)	(7 403)	177 187

The Company listed its shares on the Nasdaq Stock Market on 11 July 2002, when it issued and allotted 5 million new shares and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equated to two ordinary shares at time of the listing. During the first quarter of 2003 the ratio was split to 1 ADR to 1 ordinary share.

Other Reserves includes the mark-to-market valuation of financial instruments designated as cash flow hedges.

Statement of Consolidated Cash Flows

for the year ended 31 December 2003

	Group	
US$000	31 Dec 2003	31 Dec 2002
CASH FLOWS FROM OPERATIONS		
Income before taxes	47 175	65 508
Depreciation and amortisation	10 269	8 765
Transfer to deferred stripping	(3 483)	(5 043)
Loss on financial instruments	1 618	346
Net increase in provision for environmental rehabilitation	990	600
Effects of changes in operating working capital items:		
◻ receivables	(934)	2 328
◻ inventories	(5 564)	(1 858)
◻ accounts payable and accrued liabilities	1 152	(13)
Net cash provided by operations	51 223	70 633
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(6 655)	(5 464)
Movement in restricted cash	644	(52)
Net cash utilised in investing activities	(6 011)	(5 516)
CASH FLOWS FROM FINANCING ACTIVITIES		
Ordinary shares issued	9 786	33 203
Share issue expenses	-	(3 895)
Long-term loans and loans from outside shareholders in subsidiaries received - (net, including short-term portions)	(9 534)	(40 939)
Increase/(decrease) in bank overdraft	380	(538)
Cash generated by/(utilised in) financing activities	632	(12 169)
NET INCREASE IN CASH AND EQUIVALENTS	45 844	52 948
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	59 631	6 683
CASH AND EQUIVALENTS AT END OF YEAR	105 475	59 631

Notes to the Annual Financial Statements

for the year ended 31 December 2003

1 Nature of Operations

The Company, its subsidiaries and joint ventures (the Group) carry out gold mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one mine in Mali under care and maintenance, namely the Syama Mine, a mine in development, the Loulo Mine, also in Mali, another project at feasibility stage as well as a portfolio of exploration projects in West and East Africa.

The decision to develop the Loulo Mine was made at the board meeting held on 22 December 2003 and development of the project is already at an advanced stage. Production is expected to begin towards the middle of 2005. The Tongon project in Côte d'Ivoire is at an earlier stage of feasibility, where the data currently available is less accurate, requiring further detailed work to be performed. The data currently available is of a sufficient level for preliminary economic analysis to be undertaken as a result of the political situation in Côte d'Ivoire, which started in September 2002. No further exploration activity has been possible on this project.

The main focus of exploration work is on its advanced projects in Mali West, around Morila and in Senegal and more recently Tanzania.

The interests of the Group are Morila SA (Morila) which owns the Morila Mine and Somilo SA (Somilo) which conducts the exploration and development activities over the Loulo site and Somisy SA (Somisy) which owns and operated the Syama Mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one half of Randgold Resources' wholly owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold each appointing one half of the members of the committee. AngloGold Services Mali SA (Anser), a subsidiary of AngloGold, is the operator of Morila.

In December 2001 the Syama operation was placed on care and maintenance. Activities since then at the Syama Mine have been focused on preserving the assets. In March 2003, the Company granted Resolute Mining Limited (Resolute) a twelve month option to purchase its shareholding in the Syama Mine, under which Resolute undertook to pay a US$75 thousand a month option fee, and providing its due diligence proved viable it would acquire the shareholding for a cash consideration of US$6 million, plus a further US$7 million of the Syama Mine's debt in exchange for Resolute scrip. A final decision will be made pending the outcome of the due diligence being undertaken by Resolute, which expires in April 2004.

2 Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities held for trading, which comply with International Financial Reporting Standards. A summary of the significant accounting policies, which have been applied consistently for all years covered by this report, is set out below.

GENERAL: The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at year end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

CONSOLIDATION: The consolidated financial information includes the financial statements of the Company, its subsidiaries and Company's proportionate share of its joint venture.

A company in which the Group holds directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. Subsidiaries are consolidated from the date control is transferred to the Group and are no longer consolidated from the date control ceases. The minority interest in the consolidated equity and in the consolidated results are shown separately.

Any excess or deficits of the purchase price when compared to the fair value of the subsidiary acquired is attributed to mineral property interests and amortised under the Group accounting policies. The results of subsidiaries are included from effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities and income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under the appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

Any excess or deficits of the purchase price when compared to the Group share of the fair value of the joint venture acquired is attributed to mineral property interests and amortised in accordance with Group accounting policies.

CASH AND EQUIVALENTS include all highly liquid investments with a maturity of three months or less at the date of purchase.

INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

EXPLORATION COSTS are expensed as incurred. Costs related to property acquisitions are capitalised.

UNDEVELOPED PROPERTIES upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write-down is recorded.

DEVELOPMENT COSTS AND MINE PLANT FACILITIES relating to existing mines are capitalised. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines, are capitalised. Ongoing costs to maintain production are expensed as incurred.

DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the year.

DEPRECIATION AND AMORTISATION: Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortisation are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

MINING PROPERTY EVALUATIONS: Recoverability of the long-term assets of the Group, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the Group compares the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, the Group will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management cannot control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

REHABILITATION COSTS: The net present value of estimated future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

GOLD SALES: Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

INTEREST is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

DERIVATIVES: All derivatives are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for own use are deferred until settlement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS: Provident funds, which are defined contribution plans, are funded through monthly contributions which are charged to income statement as incurred.

FINANCE LEASES: Leases of plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful life of the assets.

INVESTMENTS: Investments are stated at cost less any provisions for impairment. Dividends are accounted for when declared in respect of unlisted investments. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

INCOME AND MINING TAXES: The Group follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised for temporary differences which result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilised.

Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

EARNINGS PER SHARE is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3 Income and Mining Taxes

The Company is not subject to income tax in Jersey. Morila SA, benefits from a five year tax holiday in Mali. The tax holiday of Morila SA expires on 1 November 2005. The benefit of the tax holiday to the Company was to increase its net income by US$22.5 million and US$31.7 million, due to not recording its share of Morila's tax expense for the years ended 31 December 2003 and 2002, respectively. Accordingly, had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.78 and US$1.26 million for the years ended 31 December 2003 and 2002 respectively.

Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue. No tax charge for the periods included in suspended operations has accrued in 2003 and 2002, based on Malian tax law.

FOR THE YEAR ENDED 31 DECEMBER 2003	Income (numerator) US$000	Share (deno-minator)	Per share amount US$000
4 Earnings per Share			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2003		27 663 740	
Weighted number of shares issued		1 056 940	
	47 526	28 720 680	1.66
EFFECT OF DILUTIVE SECURITIES			
Stock options granted to employees		81 002	
Fully diluted earnings per share	47 526	28 801 682	1.65
FOR THE YEAR ENDED 31 DECEMBER 2002			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2002		22 461 630	
Weighted number of shares issued		2 686 190	
	65 728	25 147 820	2.61
EFFECT OF DILUTIVE SECURITIES			
Stock options granted to employees		260 913	
Fully diluted earnings per share	65 728	25 408 733	2.59

	Group		Company	
US$000	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
5 Restricted Cash				
Debt service reserve	3 882	4 526	-	-
	3 882	4 526	-	-

The debt service reserve account relates to the N M Rothschild & Sons Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 14.1.

Notes to the Annual Financial Statements

(Continued)

US$000	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
6 Receivables				
Trade	4 944	6 089	161	336
Taxation debtor	5 851	3 057	-	42
Other	4 401	5 004	3 230	1 548
Owing by related party	-	112	-	-
	15 196	14 262	3 391	1 926
7 Inventories				
Consumable stores	8 385	9 050	-	-
Ore stockpiles	8 255	2 191	-	-
Gold in process	525	360	-	-
	17 165	11 601	-	-

Included in consumable stores is US$2.8 million (2002:US$3.0 million) of inventories which relate to the Syama Mine which are carried at estimated net realisable value.

Included in ore stockpiles is US$1.7 million (2002:US$0 million) attributable for the tailings storage facility (TSF) at Morila, which was carried at its net realisable value in 2002. In 2003, the provision was reversed so as to carry the TSF stockpile at a cost of US$1.7 million (2002:US$1.9 million). The provision was reversed in 2003 as management now has a detailed plan for the processing of the TSF, and began blending it in production during 2003.

8 Property, Plant and Equipment

Mine properties, mine development costs and mine plant facilities and equipment.

US$000	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
Cost				
At beginning of year	168 540	163 076	321	321
Additions	6 655	5 464	-	-
	175 195	168 540	321	321
Accumulated depreciation				
At beginning of year	92 104	83 339	321	134
Charge for the year	10 269	8 765	-	187
	102 373	92 104	321	321
NET BOOK VALUE	72 822	76 436	-	-

8 Property, Plant and Equipment *(continued)*

LONG-LIFE ASSETS

Long-life assets are those assets which are amortised over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$54.1 million as at 31 December 2003 (2002:US$61.9 million).

SHORT-LIFE ASSETS

Short-life assets are those assets which are amortised over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was US$9.0 million as at 31 December 2003 (2002:US$4.9 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2002:US$9.7 million).

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

	Group		Company	
US$000	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
9 Other Long-term Assets				
DEFERRED STRIPPING COSTS:				
Opening balance	7 402	2 359	-	-
Additions during the period	3 483	5 043	-	-
Closing balance	10 885	7 402	-	-

The deferred stripping balances at the end of 2003 and 2002 pertain to the Morila Mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2003 and 3.68 in 2002. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.77 and 7.15 for 2003 and 2002 respectively.

Notes to the Annual Financial Statements

(Continued)

US$000	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
10 Investments in Subsidiaries and Joint Ventures				
Investment in Somilo	-	-	5 745	5 745
Investment in Morila	-	-	271	271
Loan – Somisy	-	-	8 033	5 771
Loan – Morila	-	-	7 899	7 654
Loan – Somilo	-	-	10 401	6 354
	-	-	32 349	25 795

During 2003 the Company advanced US$2.3 million (2002:US$5.8 million) to Somisy for the payment of Rolls-Royce Power Ventures, creditors and ongoing care and maintenance costs. This loan will be repaid from the sale of assets at Syama.

US$000	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
11 Accounts Payable and Accrued Liabilities				
Trade	4 162	2 926	1 925	798
Payroll and other compensation	3 129	4 475	3 129	3 621
Other	4 571	3 027	82	-
Owing to holding company	128	99	128	99
Related parties	-	311	-	-
	11 990	10 838	5 264	4 518
Short-term portion of long-term loans	11 567	9 726	1 943	-
	23 557	20 564	7 207	4 518

On the 16 December 2002, the Company entered into a settlement agreement with Rolls-Royce to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for US$5.3 million. Of this an amount of US$2.65 million was outstanding at 31 December 2002. Under the settlement agreement the Company has paid US$1.3 million in December 2003 and will pay US$1.3 million in 2004. The outstanding balance is disclosed under Note 14.

12 Bank Overdraft

The Bank overdraft is a Communauté Financière Africaine Franc denominated facility with the Banque de Développement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2002:10.25%). US$1.6 million (2002:US$1.2 million) of the 1 billion FCFA (US$1.7 million) facility was drawn down.

US$000	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
13 Provision for Environmental Rehabilitation				
Provision for rehabilitation costs	5 962	4 972	-	-

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama Mine, in current monetary terms, will be US$2.6 million. The Company has entered into an option agreement with the Australian mining company, Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute were given a 12 month period in which to conduct a full due diligence over Syama, which expires on the 17th April 2004. Should this option be exercised, Resolute will assume the rehabilitation liability of Syama. Current rehabilitation costs related to Morila are estimated to be US$12.3 million (2002:US$8.4 million), the majority of which will only be expended in eight years time.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Group is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no unasserted claims reflected in either of the provisions for Syama or Morila.

While the ultimate clean up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at either Syama or Morila as the extent of these obligations are clearly defined in their respective mining conventions.

The total cost of rehabilitation is estimated at US$14.9 million, US$2.6 million of which relates to Syama and will be spent within the next twelve months and US$12.3 million of which relates to Morila and the majority of which will only be spent after eight years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

Notes to the Annual Financial Statements

(Continued)

US$000		Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
14 Long-term Liabilities					
Morila project loan	14.1	7 200	14 538	-	-
Morila finance lease	14.2	6 730	7 642	-	-
BRGM	14.3	891	833	-	-
Morila Air Liquide finance lease	14.4	1 201	1 529	-	-
N M Rothschild loan	14.5	1 943	1 841	1 943	1 841
Rolls-Royce Power Ventures	14.6	1 325	2 650	-	-
		19 290	29 033	1 943	1 841
Less: Current portion disclosed under current liabilities		(11 567)	(9 726)	(1 943)	-
		7 723	19 307	-	1 841

14.1 *Morila Project Loan*

N M Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The final loan repayment will be made from the Debt Service Reserve Account in June 2004. The loan is collateralised over the assets of the Morila Project whose book value at 31 December 2003 amounted to US$108.0 million (2002:US$103.4 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended 31 December 2003 was 3.29% (2002:4.05%).

Under the terms of this loan, the company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25% - 30% percent of Morila's first five years of production.

Various debt covenants apply to the loan, including:

- Hedging arrangements as stipulated by N M Rothschild & Sons Limited will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;
- Limitations on material asset disposals and acquisitions;
- No declaration, payment or distribution of dividends without approval;
- Maintain insurance with reputable insurance companies;
- Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;
- No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;
- No indebtedness shall exceed US$2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;
- The Government of Mali principal indebtedness in Morila SA is not to exceed the original US$1.6 million as stipulated in the Convention;
- Certain financial ratios need to be adhered to throughout the loan agreement.

14 Long-term Liabilities *(continued)*

14.2 *Morila Finance Lease*

The Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of which as at 31 December 2003 was approximately 15.55% per annum. The lease is collateralised by plant and equipment whose net book value at 31 December 2003 amounted to US$6.8 million (2002:US$8.1 million). Average lease payments of US$1.5 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

14.3 *BRGM*

The Bureau de Recherches Géologiques et Minières ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

14.4 *Morila Air Liquide Finance Lease*

The Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2003 was approximately 17% per annum. The lease is collateralised by the production units whose net book value at 31 December 2003 amounted to US$1.1 million.

14.5 *N M Rothschild Loan*

On 28 August 2002 the Syama hedge transactions were closed through a cancellation agreement with N M Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N M Rothschild & Sons Limited comprising sold call options of 148 500 oz at US$353/oz totalling US$1 805 760. In lieu of the existing premium due, N M Rothschild & Sons Limited agreed to lend to the Company the sum of US$1 805 760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the then prevailing Libor rate plus 3% per annum.

14.6 *Rolls-Royce Power Ventures*

The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply contract. As at 31 December 2003, a total liability of US$1.3 million was outstanding, after a payment of US$1.3 million in December 2003 was made. In terms of the settlement agreement the outstanding balance will bear interest at libor plus 2% per annum on the outstanding balance and be paid plus interest in December 2004.

14.7 *Maturities*

The long-term liabilities mature over the following periods:

	Group	
US$000	31 Dec 2003	31 Dec 2002
Less than 1 year	11 567	9 726
Later than 1 year and not later than 5 years	4 434	15 049
Later than 5 years	3 289	4 258
	19 290	29 033

Notes to the Annual Financial Statements

(Continued)

US$000	Notes	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
15 Loans from Minority Shareholders in Subsidiaries					
SOMISY	15.1				
Government of Mali - principal amount		4 345	4 345		
Government of Mali - deferred interest		3 221	3221		
		7 566	7 566		
Accumulated losses		(7 566)	(7 566)		
SOMILO	15.2				
Government of Mali - principal amount		454	436		
Government of Mali - deferred interest		1 458	1 504		
		1 912	1 940		
Accumulated losses		(954)	(610)		
Total Somisy and Somilo loans		9 478	9 506		
Total Somisy and Somilo losses		(8 520)	(8 176)		

15.1 *Somisy*

The loans to Somisy are uncollateralised and the principal portion was repayable in full on 15 December 2003 provided there was net cash available (as defined in the loan agreements) in Somisy. As at 31 December 2003 Somisy had no net cash available to repay the loan.

The original terms of the loans provide for interest, payable monthly at an average three month US$ LIBOR plus 2%. All or part of the interest due could be deferred if net cash available was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date, no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

Under the terms of the loans, the minority shareholders have a binding agreement not to claim payment on these loans until they have made good their share of the acccumulated loss. Unless there is net cash available at the loan settlement date, the loan will be discharged to the extent of the minority shareholders share of the accumulated losses.

15.2 *Somilo*

The Government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is net cash available. In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

US$000	Notes	Group 31 Dec 2003	Group 31 Dec 2002	Company 31 Dec 2003	Company 31 Dec 2002
16 Liabilities on Financial Instruments					
Speculative derivative financial instruments	16.1	1 085	(761)	2 232	-
Hedged derivative financial instruments	16.2	7 403	8 291	-	-
		8 488	7 530	2 232	-

16.1 This reflects the mark-to-market adjustment on those derivative financial instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

16.2 This reflects the mark-to-market adjustment on those derivative financial instruments which under the Group's accounting policy, have been designated as hedging instruments. These derivative instruments are further detailed in note 21.

17 Pension and Provident Funds

The Company contributes to several defined contribution provident funds. The provident funds are funded on the money accumulative basis "with the members" and Company contributions having been fixed in the constitutions of the funds.

All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by West African subsidiary companies. Retirement benefits for those employees are provided by the state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended 31 December 2003 and 31 December 2002 amounted to US$0.3 million and US$0.2 million respectively.

18 Segment Information

The Company's mining and exploration activities are conducted in Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

In January 2001, the Company announced suspension of mining operations at Syama and to put the mine on care and maintenance. Processing of stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table on the following page.

Notes to the Annual Financial Statements

(Continued)

18 Segment Information *(continued)*

(A) YEAR ENDED 31 DECEMBER 2003

	Group's 40% share of Morila mine	Syama (Mali)	Corporate and exploration	Total
PROFIT AND LOSS				
Gold sales	109 573	-	-	109 573
Mine production costs	(23 989)	-	-	(23 989)
Mining operating profit	85 584	-	-	85 584
Royalties	(7 648)	-	-	(7 648)
Interest expense	(1 793)	-	(102)	(1 895)
Interest received	117	-	882	999
Depreciation and amortisation	(10 269)	-	-	(10 269)
Gain/(loss) on financial instruments	499	-	(2 232)	(1 733)
Other income/(expenses)	(1 387)	(2 069)	2 600	(856)
Exploration and corporate expenditure	(752)	-	(16 255)	(17 007)
Income/(loss) before tax and minority interest	64 351	(2 069)	(15 107)	47 175
Tax and minority interest		-	351	351
Net income/(loss)	64 351	(2 069)	(14 756)	47 526
CAPITAL EXPENDITURE	4 568	-	2 087	6 655
TOTAL ASSETS	92 657	7 465	125 303	225 425
TOTAL EXTERNAL LIABILITIES	31 619	6 095	10 524	48 238
DIVIDENDS	(69 600)	-	69 600	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	68 531	(1 003)	(16 190)	51 338
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	(7 755)	-	1 744	(6 011)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(8 059)	595	7 981	517
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	(16 883)	(408)	63 135	45 844
NUMBERS OF EMPLOYEES		18	92	110

18 Segment Information *(continued)*

(B) YEAR ENDED 31 DECEMBER 2002

	Group's 40% share of Morila mine	Syama (Mali)	Corporate and exploration	Total
PROFIT AND LOSS				
Gold sales	131 440	-	-	131 440
Mine production costs	(22 234)	-	-	(22 234)
Mining operating profit	109 206	-	-	109 206
Royalties	(9 185)	-	-	(9 185)
Interest expense	(2 631)	-	(1 055)	(3 686)
Interest received	195	-	30	225
Depreciation and amortisation	(8 578)	-	(187)	(8 765)
Gain on financial instruments	429	(775)	-	(346)
Other income/(expenses)	295	(4 777)	(773)	(5 255)
Exploration and corporate expenditure	(575)	-	(16 111)	(16 686)
Income/(loss) before tax and minority interest	89 156	(5 552)	(18 096)	65 508
Tax and minority interest		-	220	220
Net income/(loss)	89 156	(5 552)	(17 876)	65 728
CAPITAL EXPENDITURE	5 464	-	-	5 464
TOTAL ASSETS	116 720	8 571	48 567	173 858
TOTAL EXTERNAL LIABILITIES	44 213	8 375	2 285	54 873
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	88 112	(5 012)	(12 467)	70 633
DIVIDENDS	(56 800)	-	56 800	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	(5 538)	-	22	(5 516)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(10 663)	5 559	(7 065)	(12 169)
NET INCREASE IN CASH AND EQUIVALENTS	15 111	547	37 290	52 948
NUMBERS OF EMPLOYEES		19	101	120

19 Additional Cash Flow Information

Income and mining taxes paid in the consolidated statements of cash flows reflects actual cash paid.

20 Fair Value and Risks of Financial Instruments

The Company's financial instruments are set out in note 21.

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company enters into derivative financial instruments. All derivative financial instruments are initially recognised at cost and subsequently measured at their fair value on the balance sheet.

20 Fair Value and Risks of Financial Instruments *(continued)*

20.1 *Concentration of Credit Risk*

The Group's financial instruments do not represent a concentration of credit risk because the Group sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debt is maintained.

Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

20.2 *Foreign Currency and Commodity Price Risk*

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily EURO and Communaute Financière Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Approximately 15% of Morila's planned production has been sold forward for the year 2004.

20.3 *Interest Rates and Liquidity Risk*

Fluctuation in interest rates impact on the value of short-term cash investments and financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The Group has been able to in the past actively source financing through public offerings, shareholders loans and third party loans.

21 Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2003 and 2002. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Group 31 December 2003 Carrying amount	Fair value	Company 31 December 2002 Carrying amount	Fair value
21 Fair Value of Financial Instruments *(continued)*				
Financial assets				
Cash and equivalents	105 475	105 475	59 631	59 631
Restricted cash	3 882	3 882	4 526	4 526
Receivables	15 196	15 196	14 262	14 262
Financial liabilities				
Accounts payable	23 557	23 557	20 564	20 564
Bank overdraft	1 550	1 550	1 170	1 170
Long-term debt (excluding loans from outside shareholders)	7 723	7 723	19 307	19 307
Liabilities on financial instruments – refer note 16	8 488	8 488	7 530	7 530

FINANCIAL INSTRUMENTS

Details of on balance sheet gold derivative contracts as at 31 December 2003:

	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS					
	Puts purchased		Forward sales		Purchased calls		Forward sales		Forward rate agreements	
MATURITY DATES	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	Fixed rate
MORILA *(attributable portion)*										
31 December 2004	-	-	51 941	275	18 384	360	-	-	-	-
CORPORATE *(for Loulo)*										
30 June 2004	-	-	-	-	-	-	150 000	402	-	-
30 June 2004	-	-	-	-	-	-	50 000	410	-	-
30 June 2004	-	-	-	-	-	-	-	-	200 000	1.64%

Details of on balance sheet gold derivative contracts as at 31 December 2002:

	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS					
	Puts purchased		Forward sales		Purchased calls		Forward sales		Forward rate agreements	
MATURITY DATES	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	Fixed rate
MORILA *(attributable portion)*										
31 December 2003	-	-	60 581	275	21 446	350	-	-	-	-
31 December 2004	-	-	51 941	275	18 384	360	-	-	-	-

The total fair value of the above financial instruments as at 31 December 2003 was a loss of US$8.5 million (2002:US$7.5 million).

Notes to the Annual Financial Statements

(Continued)

US$000	Group 31 Dec 2003	31 Dec 2002
21 Fair Value of Financial Instruments *(continued)*		
ESTIMATION OF FAIR VALUES		
Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents. The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.		
LONG-TERM DEBT		
The fair value of market based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates. No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.		
GOLD PRICE CONTRACTS		
The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year end balance sheet dates.		
22 Commitments and Contingent Liabilities		
22.1 Capital Expenditure		
Contracts for capital expenditure	320	794
Authorised but not contracted for	148	73
	468	867

23 Related Party Transactions

Due to the Company not having a corporate presence in South Africa, a service agreement was entered into with Randgold & Exploration Company Limited which held between 28.57% and 42% of the Company's shares in 2003. In terms of the agreement, the Company reimburses Randgold & Exploration Company Limited for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

Reimbursements charged for the year ended 31 December 2003, including a 5% markup, amounted to US$0.6 million (2002:US$0.1 million. Included in accounts payable is an amount of US$0.1 million owing to the holding company at 31 December 2003 (2002:US$0.1 million).

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended 31 December 2003 amounted to US$1.1 million (2002:US$1.3 million).

24 Pro Forma Information

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio.

The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. We have calculated total cash costs on a consistent basis for all periods presented.

Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other International Financial Reporting Standards measures or an indicator of our performance. While the Gold Institute has provided a definition from the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operation mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

US$000	Year ended 31 Dec 2003	Cost per ounce US$	Year ended 31 Dec 2002	Cost per ounce US$
24 Pro Forma Information *(continued)*				
Gold produced – ounces	317 597		421 126	
Gold sales revenue	109 573		131 440	
Cost of sales				
Production costs	27 064		26 689	
Transport and refinery costs	408		588	
Transfer to deferred stripping costs	(3 483)		(5 043)	
Cash operating costs	23 989	76	22 234	52
Royalties	7 648		9 185	
Total cash costs	31 637	100	31 419	74
Profit from mining activity	77 936		100 021	
Depreciation and amortisation	10 269		8 765	
Exploration and corporate expenditure	17 007		16 686	
Profit from operations	50 660		74 570	
Interest received	999		225	
Interest expense	(1 895)		(3 686)	
(Loss) on financial instruments	(1 733)		(346)	
Other income	1 213		297	
Profit on ordinary activities of continuing operations	49 244		71 060	
Discontinued operation – Syama	(2 069)		(5 552)	
Profit before taxes and minority interests	47 175		65 508	
Income tax	-		-	
Minority shareholders' interest	351		220	
Net profit	47 526		65 728	

Subsidiary and Joint Venture Companies

at 31 December 2003

Interest of Randgold Resources

		Issued share capital	Effective holding %	Shares 31 Dec 2003 US$000	Shares 31 Dec 2002 US$000	Indebtedness 31 Dec 2003 US$000	Indebtedness 31 Dec 2002 US$000
Mining Investments Jersey Limited	+	2	100	-	-	-	-
Randgold Resources (Côte d'Ivoire) Limited	+	2	100	-	-	-	-
Randgold Resources Côte d'Ivoire SARL	***	835	100	-	-	-	-
Randgold Resources (Mali) Limited	+	2	100	-	-	-	-
Randgold Resources Mali SARL	**	2	100	-	-	-	-
Randgold Resources (Senegal) Limited	+	2	100	-	-	-	-
Randgold Resources (Somilo) Limited	+	2	100	-	-	-	-
Randgold Resources (Somisy) Limited	+	2	100	-	-	-	-
Randgold Resources Tanzania (T) Limited	§	2	100	-	-	-	-
Seven Bridges Trading 14 (Proprietary) Limited	*	2	100	-	-	-	-
Somilo SA	**	97 407	80	5 745	5 745	10 401	6 354
Somisy SA	**	45 000	80	-	-	8 033	5 771
Joint Venture Oxford/Randgold SARL	#	100	65	-	-	-	-
Morila Limited	#+	2	50	-	-	-	-
Morila SA	**	14 285	40	271	271	7 899	7 654
				6 016	6 016	26 333	19 779

Aggregate after-tax profits for the year attributable to the Company from its subsidiary and joint venture companies amount to US$62.3 million (2002:US$83.6 million).

Note:

+	*Companies incorporated in Jersey, Channel Islands*
*	*Companies incorporated in South Africa*
**	*Companies incorporated in Mali*
***	*Companies incorporated in Côte d'Ivoire*
§	*Companies incorporated in Tanzania*
#	*Joint venture company*

000090

Glossary of Terms

AE	Autorisation d'Exploration;
Alteration	changes in the composition of a rock, generally chemical or mineralogical, brought about by weathering or hydrothermal activity;
Archaean	the oldest of the two divisions of the Pre-Cambrian Era, older than 2 500 million years ago;
Arsenopyrite	a sulphide mineral of arsenic and iron (Fe AsS);
Birrimian	geological Time Era, about 2.1 billion years ago in which a suite of rocks characteristic to West Africa formed;
Breccia/brecciation	rock type, formed from recrystallised fragments of other rocks;
Boudinage	a structure common in strongly deformed sedimentary and metamorphic rock, in which an original continuous competent layer or bed between less competent layers has been stretched, thinned and broken at regular intervals into bodies resembling boudius or sausages;
Carbon-in-leach (CIL)	a gold recovery process;
Conglomerate	a coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments greater than 2mm in diameter, set in a matrix of sand or silt (consolidated equivalent of gravel);
Craton	a part of the earth's crust that has attained stability and has been little deformed for a long time;
Cut-off Grade	a grade level below which the ore is considered to be uneconomic;
Dilution	mixing of ore grade material with non-ore grade/waste material in the mining process;
Dip	inclination of a geological feature/rock from the horizontal;
DNGM	Direction Nationale de Géologie et des Mines;
EEP	Exclusive Exploration Permit;
EP	Exploitation Permit;
Feldspar	a group of abundant rock-forming minerals;
Felsic	descriptive of a light-coloured rock containing an abundance of one or all of feldspar, quartz and felspathoids;
Footwall	the underlying side of an orebody;
GIS	Geographical Information System - computer software capable of integrating spatially related data and querying the various relationships;
g/t	grammes per metric tonne gold;
Granitoid	geological rock type;
Hangingwall	the overlying side of an orebody;
Hydrothermal	process of injection of heated or hot acqucous-rich solutions into existing rocks;
IP Survey	induced polarisation survey;
Indicated Mineral Resource	that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm grade continuity but are spaced closely enough for geological continuity to be assumed;
Inferred Mineral Resource	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability;
Intrusion	a rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock;
J.O.R.C. Code	the Australian code for reporting mineral resources and ore reserves;
Kriging	an interpolation method that minimises the estimation error in the determination of mineral resources;
Lenticular	resembling in shape the cross section of a lens;

MDM	Metallurgical Design and Management;
Measured Resource	that portion of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity;
Metamorphism	alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period;
Metasediment	a sedimentary rock that has undergone metamorphism;
Metavolcanic	a volcanic rock that has undergone metamorphism;
Mineral Resource	a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such a form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories;
Moz	million troy ounces;
Mt	million metric tonnes;
Ore Reserve	the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves;
PL	prospecting licence;
PLR	prospecting licence (reconnaissance);
Porphyry	a rock with conspicuous crystals in a fine-grained groundmass;
Probable Ore Reserve	the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource, it includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
Proved Ore Reserve	the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
Lower Proterozoic	era of geological time between 2.5 x 109 and 1.8 x 109 years before the present;
Regolith	fragmental and unconsolidated rock material overlying bedrock;
ROM	run of mine - equivalent to normal feed ore from mining operations;
RP	reconnaissance permit;
Sedimentary	sourced from erosion of other rocks;
Stripping ratio	ratio of waste material to ore material needed to be moved in an open pit mine;
Tailings	finely ground waste rock from which valuable minerals or metals have been extracted;
tpm	metric tonnes per month;
US$	United States dollar;
US$m	million United States dollars;
US$/oz	United States dollar per ounce;
Weathered	rock broken down by erosion;
Whittle 4D	an optimisation computer program used for open pit mine design.

000092

Corporate Directory

Directors
Roger A R Kebble
Dr D Mark Bristow
Bernard H Asher † ‡ **
Jean-Antoine Cramer §
Robert I Israel *
Philippe Liétard § ‡
Dr Aubrey L Paverd §
Roger A Williams

- * *Chairman of the Remuneration Committee*
- † *Chairman of the Audit Committee*
- ‡ *Member of the Remuneration Committee*
- § *Member of the Audit Committee*
- ** *Senior independent*

Secretary and Registered Office
David J Haddon
La Motte Chambers, St Helier, Jersey, Channel Islands

Registrars
Computershare Investor Services (Channel Islands) Limited,
PO Box 83, Ordnance House, 31 Pier Road,
St Helier, Jersey, JE 4 8PW, Channel Islands

United States Depositary
American Depositary Receipts
The Bank of New York, Shareholder Relations Department,
101 Barclay Street, New York, NY, 10286

UK Transfer Office
Computershare Services PLC
7th Floor, Jupiter House Triton Court,
14 Finsbury Square London, EC2A 1BR

Auditors
PricewaterhouseCoopers LLP (London)

Principal Bankers
National Westminster Bank plc, Citibank NA

Legal Counsel
Ogier & Le Masurier (Jersey);
Fulbright & Jaworski LLP (New York)

Brokers
HSBC Investment Bank plc

Listing
Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: RRS) and the Nasdaq National Market on 11 July 2002 (trading symbol: GOLD). With effect from 10 March 2003, the Company's ADR ratio was changed from two ordinary shares per one ADR to one ordinary share per one ADR.

Investor Relations
To obtain additional information about the Company or to be placed on the Company's distribution list, please contact: Kathy du Plessis, Randgold Resources Investor Relations, c/o du Plessis International Limited, PO Box 87386, Houghton, 2041, South Africa.
Telephone: +27 11 728 4701, Fax: +27 11 728 2547
E-mail: randgoldresources@dpapr.com

Website
Our website is regularly updated to supply you with the latest information on the Company.
www.randgoldresources.com

000093

Group Structure


RANDGOLD RESOURCES LIMITED
100%
Mining Investments Jersey Limited
100%
Randgold Resources (Côte d'Ivoire) Limited
100%
Randgold Resources (Mali) Limited
100%
Randgold Resources (Senegal) Limited
100%
Randgold Resources (Somilo) Limited
100%
Randgold Resources (Somisy) Limited
100%
Randgold Resources Tanzania (T) Limited
100%
Seven Bridges Trading 14 (Proprietary) Limited
50%
Morila Limited
80%
Société des Mines de Morila SA
100%
Randgold Resources (Côte d'Ivoire) SARL
100%
Randgold Resources Mali SARL
80%
Société des Mines de Loulo SA
80%
Société des Mines de Syama SA

Operations Directory

Burkina Faso
Sanmatenga JV
01 BP 4771, OUAGADOUGOU 01
Telephone: (226) 36 39 36, Fax: (226) 36 31 46

Côte d'Ivoire
Randgold Resources Côte d'Ivoire
c/o 01 BP 725, ABIDJAN 01
Telephone: (225) 20 225012, Fax: (225) 20 220516

London
4th Floor, 2 Savoy Court, Strand, London, WC2R 0EZ
Telephone: (44) 207 557 7730, Fax: (44) 207 557 7734

Morila Mine
Telephone: (31) 205 407 301/2, Fax: (31) 205 407 302

Mali
Randgold Resources Mali
104 Rue, 214 Hippodrome, BP E-1160, BAMAKO
Telephone: (223) 221 38 55, Fax: (223) 221 81 87

Senegal
Randgold Resources Senegal
67 Ave Andre Peytavin, BP 887, DAKAR
Telephone: (221) 8 49 17 80, Fax: (221) 8 49 17 84

Tanzania
Randgold Resources Tanzania
PO Box 2430, MWANZA, Plot 173, block D, Isamilo, Mwanza
Telephone: (255) 28 250 0974, Fax: (255) 28 250 2089
Office mobile: (255) 744 211 116

Annual Resource and Reserve Declaration

as at 31 December 2003

Mine/Project Category	Tonnes (Mt) 2003	Tonnes (Mt) 2002	Grade(g/t) 2003	Grade(g/t) 2002	Gold (Mozs) 2003	Gold (Mozs) 2002	Attributable gold (Mozs)
Measured, Indicated and Inferred Mineral Resources							
□ Morila							40%
Measured	13.09	5.34	3.49	5.52	1.47	0.95	
Indicated	17.47	27.00	3.82	4.32	2.15	3.75	
Sub-total	30.56	32.34	3.68	4.52	3.62	4.70	1.45
Inferred	2.06	4.74	2.96	3.40	0.20	0.52	0.08
Total	32.62	37.08	3.63	4.37	3.81	5.21	1.53
□ Loulo							80%
Measured	16.66	17.77	4.04	3.88	2.17	2.23	
Indicated	16.13	8.70	3.85	4.37	2.00	1.23	
Sub-total	32.80	26.47	3.95	4.04	4.16	3.46	3.33
Inferred	11.18	7.66	3.22	3.26	1.16	0.80	0.93
Total	43.97	34.13	3.76	3.88	5.32	4.26	4.26
□ Tongon (Nielle)							75%
Measured							
Indicated							
Sub-total							
Inferred	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Total	34.00	34.00	2.65	2.65	2.89	2.89	2.17
□ Syama							80%
Measured	32.60	32.60	3.05	3.05	3.20	3.20	
Indicated	17.99	17.99	3.39	3.39	1.96	1.96	
Sub-total	50.59	50.59	3.17	3.17	5.16	5.16	4.13
Inferred							
Total	50.59	50.59	3.17	3.17	5.16	5.16	4.13
□ Total Resources							
Measured and Indicated	113.95	109.40	3.53	3.79	12.94	13.32	8.90
Inferred	47.23	12.40	3.18	3.31	1.35	1.32	3.18
Measured, Indicated and Inferred	161.18	121.80	3.50	3.74	14.29	14.63	12.08
Proved and Probable Ore Reserves							
□ Morila							40%
Proved	11.01	4.67	3.55	6.23	1.26	0.94	
Probable	14.73	23.08	3.88	4.42	1.84	3.28	
Sub-total	25.74	27.74	3.74	4.72	3.09	4.22	1.24
□ Loulo							
Proved	11.50	11.80	3.78	3.70	1.40	1.41	
Probable	0.19	1.10	3.46	3.00	0.02	0.11	
Sub-total	11.69	12.90	3.77	3.60	1.42	1.52	1.14
□ Total Reserves							
Proved and probable	37.43	40.65	3.75	4.39	4.51	5.74	2.37

* *Reserves are calculated at a gold price of US$350/oz.*

* *Dilution and ore loss are incorporated into the calculation of Reserves.*

* *Randgold Resources reports its Mineral Resources and Ore Reserves in accordance with the JORC code. The reporting of ore* reserves is also in accordance with US Industry Guide 7.

* *Cautionary note to US investors: the United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only proved and probable ore reserves. We use certain terms in this annual report, such as "resources" that the SEC guidelines strictly prohibit us from including in our filings with the SEC.*

Notice of the Annual General Meeting

Notice is hereby given that the annual general meeting of the Company will be held in the Pine Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands on 26 April 2004 at 08h30 for the purpose of conducting the following business.

ORDINARY BUSINESS OF THE COMPANY

1 To receive and adopt the Company's financial statements for the year ended 31 December 2003 and the Reports of the Directors and the Auditors thereon.

2 To re-elect Mr Robert Irving Israel (who retires as a director by rotation in accordance with the Articles of Association of the Company) as a director of the Company, as recommended by the Board of Directors of the Company.
Mr Israel was initially appointed to the Board of Directors of the Company in July 1997 at the time of the Company's listing on the London Stock Exchange. Since his appointment, he has served as chairman of the Remuneration Committee. In terms of the definitions of the Combined Code and Sarbanes Oxley Act, Mr Israel is deemed an independent non-executive director.

3 To re-elect Mr Philippe Liétard (who retires as a director by rotation in accordance with the Articles of Association of the Company) as a director of the Company, as recommended by the Board of Directors of the Company.
Mr Liétard was initially appointed to the Board of Directors of the Company in March 1998. On 20 April 1998 he was appointed a member of the Audit Committee. On 26 February 2004 Mr Lietard was appointed a member of the Remuneration Committee. In terms of the definitions of the Combined Code and Sarbanes Oxley Act, Mr Liétard is deemed an independent non-executive director.

4 To receive and adopt the Report of the Remuneration Committee.

5 To approve fees payable to directors as follows:
   (a) directors' fees of US$7 500 per meeting;
   (b) members of the Audit Committee to receive fees of US$7 500 per meeting;
   (c) the chairman of the Audit Committee to receive fees of US$10 000 per meeting;
   (d) members of the Remuneration Committee to receive fees of US$5 000 per year;
   (e) the chairman of the Remuneration Committee to receive fees of US$6 000 per year.

6 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.

SPECIAL BUSINESS OF THE COMPANY

To consider and, if thought fit, pass:
   (a) a special resolution in the form attached as Annexure 1 to this Notice to the effect that each of the ordinary shares of US$0.10 each in the Company be sub-divided into two ordinary shares of US$0.05 each (and that the Memorandum and Articles of Association of the Company be amended accordingly);
   (b) a special resolution in the form attached as Annexure 2 to this Notice to the effect that, subject to confirmation by the Royal Court of Jersey, the Company's share capital be reduced by US$100 million by the cancellation of US$100 million share premium in aggregate;
   (c) a special resolution in the form attached as Annexure 3 to this Notice to the effect that the Company be authorised to purchase certain ordinary shares of US$0.05 each in the Company on the terms set out in Annexure 3;
   (d) a special resolution in the form attached as Annexure 4 to this Notice to the effect that the Articles of Association of the Company be amended to include provisions relating to the disclosure by the holders of the Company's shares of third party interests in those shares; and
   (e) a special resolution in the form attached as Annexure 5 to this Notice to the effect that the Articles of Association of the Company be amended to include provisions to facilitate electronic communications between the Company and its shareholders (including as regards notices and proxies).

NOTES

1 The Register of Directors' Interests and copies of all service contracts of the Company will be available during normal business hours at the registered office from the date of this Notice until the conclusion of the annual general meeting, and in the Pine Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands for at least 15 minutes prior to and during the annual general meeting.

2 A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

3 For the convenience of members who are unable to attend the meeting but wish to be represented at it, a proxy form is attached. Attention is drawn to the fact that, if it is to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially must reach Computershare Investor Services (Channel Islands) Limited not less than 48 hours before the time appointed for the meeting.

By order of the Board

David J Haddon

David J Haddon
Secretary
9 March 2004

Notice of the Annual General Meeting

Annexure 1

SPECIAL RESOLUTION

relating to the proposed sub-division of the shares in the Company

IT IS RESOLVED THAT:

(a) the Memorandum of Association of the Company be altered in accordance with Article 38(1)(d) of the Companies (Jersey) Law 1991, as amended, such that each of the ordinary shares of US$0.10 each in the Company be sub-divided into two ordinary shares of US$0.05 each;

(b) paragraph 4 of the Company's Memorandum of Association be amended so that it reads as follows: "The capital of the Company is US$4 000 000 divided into 80 000 000 shares of US$0.05 each.";

(c) the definition of "Ordinary Share" in the Company's Articles of Association be amended so that it reads as follows: ""Ordinary Share" means an ordinary share of US$0.05 in the capital of the Company having the rights and subject to the restrictions set out in these Articles."; and

(d) Article 4.1 of the Company's Articles of Association be amended so that it reads as follows: "The authorised share capital of the Company is US$4 000 000 divided into 80 000 000 Ordinary Shares of US$0.05 each."

Annexure 2

SPECIAL RESOLUTION

relating to the proposed reduction in the Company's share capital

IT IS RESOLVED THAT:

Subject to confirmation by the Royal Court of Jersey in accordance with Article 62 of the Companies (Jersey) Law 1991, as amended (the "Law"), and in accordance with Article 61 of the Law:

(a) the Company's share capital be reduced by US$100 million by the cancellation of US$100 million share premium in aggregate;

(b) the Company's share premium account be reduced by an amount of US$100 million;

(c) the accumulated losses on the Company's profit and loss account of US$75 million be cancelled; and

(d) an amount of US$25 million, being the difference between the amounts referred to in paragraphs (a) and (c) above, be transferred to a special reserve which shall be treated as realised profits of the Company and shall be available for distribution to members of the Company by way of dividend, return of capital or otherwise and/or for transfer to the profit and loss account of the Company to the extent of any accrued losses thereon at any time.

Annexure 3

SPECIAL RESOLUTION

authorising the purchase by the Company of its own shares

IT IS RESOLVED THAT:

The Company be authorised pursuant to Article 57 of the Companies (Jersey) Law 1991, as amended (the "Law"), to purchase from time to time such number of ordinary shares of US$0.05 each of the Company at such price or prices and on such other terms and conditions as the directors may from time to time determine, but subject to the requirements of the Law, the London Stock Exchange, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission and The NASDAQ Stock Market and to the following:

(a) this authority shall be valid only until the earlier of the next annual general meeting of the Company or the date which is 18 months after the date on which this Special Resolution is passed;

(b) this authority is limited to the purchase of a maximum of 8 719 684 shares, being 14.9% of the Company's issued ordinary share capital at the time the authority is granted; and

(c) acquisitions must not be made at a price more than 5% above the weighted average of the listed price for the issued ordinary shares of the Company for the five business days immediately preceding the date of acquisition and must not be made at a price less than par value. For the purpose of this Special Resolution, "business days" shall mean a day upon which commercial banks are open for normal business, not being a Saturday or Sunday.

Annexure 4

SPECIAL RESOLUTION

relating to changes to the Company's Articles of Association concerning the disclosure by holders of the Company's shares of third party interests in those shares

IT IS RESOLVED THAT:

The Articles of Association of the Company be amended so as to include the following as a new Article 10A:

"10A Interests in Shares

10A.1 The Directors shall have power by notice in writing to require any holder to disclose to the Company the identity of any person other than the holder (an "interested party") who has any interest in any shares held by the holder and the nature of such interest.

10A.2 Any such notice shall require any information in response to such notice to be given in writing within such reasonable time as the Directors shall determine.

10A.3 If any holder has been duly served with a notice given by the Directors in accordance with Article 10A.1 and is in default for the prescribed period in supplying to the Company the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve a notice (a "direction notice") upon such holder as follows:-

(a) a direction notice may direct that, in respect of the shares in relation to which the default has occurred (the "default shares"), the holder shall not be entitled to attend and/or vote at a general meeting or meeting of the holders of the relevant class of shares of the Company either personally or by a duly authorised representative (if a corporation) or by proxy;

(b) where the default shares represent at least 0.25

percent in nominal value of the issued shares of the class of shares concerned, then the direction notice may additionally direct that in respect of the default shares:

(i) any dividend or part thereof shall be retained by the Company without any liability to pay interest thereon when the same is finally paid to the holder;

(ii) any shares in lieu of dividend may be withheld by the Company without any liability; and

(iii) no transfer other than an approved transfer as set out in Article 10A.6(c) of any of the default shares shall be registered; and

(c) the Company shall send to each other person (if any) appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

10A.4 If shares are issued to a holder as a result of that holder holding other shares in the Company and if the shares in respect of which the new shares are issued are default shares in respect of which the holder is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that holder as such default shares. For this purpose, shares which the Company procures to be offered to members pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom, the United States of America or Jersey) shall be treated as shares issued as a result of a holder holding other shares in the Company.

10A.5 Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues but shall cease to have effect in relation to any shares which are transferred by such holder by means of an approved transfer as set out in Article 10A.6(c). As soon as practical after the direction notice has ceased to have effect (and in any event within 7 days thereafter) the Directors shall procure that the restrictions imposed by Articles 10A.3 and 10A.4 above shall be removed and that dividends and any shares in lieu of dividend withheld pursuant to Article 10A.3(b) above are released to the relevant holder.

10A.6 For the purpose of this Article:-

(a) a person shall be treated as interested in any shares if the holder holding such shares has given to the Company a notification which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period in respect of any particular holder is 28 days from the date of service of the said notice in accordance with Article 10A.1 except where the shares in relation to which such notice has been served represent at least 0.25 percent in nominal value of the issued shares of the class of shares concerned in which case such period shall be 14 days;

(c) a transfer of shares is an approved transfer if but only if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (within the meaning of Article 116 of the Law) in respect of shares in the Company; or

(ii) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder and with other persons appearing to be interested in such shares; or

(iii) the transfer results from sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any stock exchange outside the United Kingdom on which the Company's shares are normally traded.

For the purposes of this sub-paragraph any person referred to in Article 10A.8 shall, mutatis mutandis, be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares.

10A.7 Any holder who has given notice of an interested party in accordance with Article 10A.2 who subsequently ceases to have any party interested in his shares or has any other person interested in his shares shall promptly notify the Company in writing of the cessation or change in such interest.

10A.8 For the purposes of Article 10A.6(c) a person shall be treated as being connected with a holder if that person is:-

(a) a spouse, child (under the age of 18) or step child (under the age of 18) of the holder; or

(b) an associated body corporate which is a company in which the holder alone, or with connected persons, is directly or indirectly beneficially interested in 20 percent or more of the nominal value of the equity share capital or is entitled to exercise or control the exercise of more than 20 percent of the voting power at general meetings; or

(c) a trustee (acting in that capacity) of any trust, the beneficiaries of which include the holder or persons falling within paragraphs (a) or (b) above excluding trustees of an employees' share scheme or pension scheme; or

(d) a partner (acting in that capacity) of the holder or persons in categories (a) to (c) above."

Notice of the Annual General Meeting

Annexure 5
SPECIAL RESOLUTION
relating to changes to the Company's Articles of Association concerning electronic communications
IT IS RESOLVED THAT:

1 The Articles of Association of the Company be amended as follows:
   (a) In Article 72.1, after the words "instrument of proxy", there shall be inserted:-
   "(which shall for the purposes of these Articles include any electronic form of appointment of a proxy)";
   (b) At the end of Article 72, there shall be inserted:-
   ""Deposit" for the purposes of these Articles, shall include the electronic sending, transmission and receipt of any instrument of proxy.";
   (c) In Article 73.1(a), after the words "common form", there shall be inserted the words "or electronic format";
   (d) In Article 73.1(a), in each instance, after the words "under the hand", there shall be inserted the words "(including by way of electronic signature)";
   (e) Article 74.1 shall be deleted in its entirety and replaced with:-
   "The instrument of proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Board shall:
      (a) in the case of an instrument in writing, be deposited at the Office or such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or
      (b) in the case of an instrument in electronic format, where an address has been specified for the purpose of receiving electronic communications:
         (i) in the notice convening the meeting; or
         (ii) in any instrument of proxy sent out by the Company in relation to the meeting; or
         (iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,
      be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;
      (c) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or
      (d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;
   and an instrument of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid. In this Article, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications. No instrument appointing a proxy shall be valid after the expiry of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.";
   (f) In Article 75.1, in each instance after the word "delivered" there shall be inserted the words ", deposited or received in accordance with these Articles"; and
   (g) In Article 76.1, after the word "post", there shall be inserted the words ", electronic communication"."

2 The Articles of Association of the Company be amended as follows:
   (a) Article 153.1 shall be deleted and replaced in its entirety with:-
   "A copy of the Directors' and Auditors' Reports accompanied by a copy of the annual accounts shall, not less than 21 clear days before the annual general meeting before which they are to be laid, be delivered or sent by post or electronic communication or made available on the website of the Company at www.rangoldresources.com (or such other website as may be communicated by the Company to each member from time to time) to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be delivered or sent or made available to any person who under the provisions of these Articles is not entitled to receive notices from the Company or to more than one of the joint holders of any shares or debentures or to be delivered or sent to any person (including any holder of debentures) of whose address the Company is unaware. In this Article, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.";
   (b) In Article 154.1, after the words "shall be in writing" there shall be inserted:
   "(which, for the purposes of these Articles, shall include any notice written in any electronic format)";
   (c) In Article 155.1, after the words "leaving it at that address", there shall be inserted:-
   "by electronic format to any electronic address which has been notified to the Company and authorised by the member concerned in writing";
   (d) At the end of Article 155.1, there shall be inserted:-
   "For the purposes of this Article 155, "address" in

relation to electronic communications includes any number or address used for the purposes of such communications.";

(e) In Article 155.3, after the word "undelivered", there shall be inserted:-
"or have been sent or transmitted electronically to any member at the electronic address provided and such communication has been rejected";

(f) A new Article 155.4 shall be inserted as follows:-
"Where any notice given to a member states that other matters, information, documents and materials are posted or set out on the website of the Company at www.randgoldresources.com (or such other website as may be communicated by the Company to each member from time to time) and are incorporated by reference in the said notice then such member shall be deemed to have proper notice of such other matters, information, documents and materials which are posted or set out on the website of the Company.";

(g) In Article 156.1, after the word "name", there shall be inserted "or to the electronic address of that person.";

(h) Article 157.2 shall be deleted and replaced in its entirety with:-
"Any notice, certificate or other document, addressed to a member at his registered address, if sent by post, or sent to the electronic address notified to the Company by the member, shall be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second class mail is employed, on the second day after the day when it was put in the post) or, in the case of any electronic communication, immediately upon it being sent or transmitted to the member concerned. Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter or that the electronic communication was sent or transmitted shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post or by electronic communication but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.";

(i) Article 159.1 shall be deleted in its entirety and replaced with the following:-
159.1 "Any notice to be given by the Company to the members or any of them, and not otherwise provided for in these Articles, shall be sufficiently given if:-
(a) given by advertisement in at least one national newspaper published in the Island of Jersey and the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained; or
(b) posted on the website of the Company at www.randgoldresources.com (or such other website as may be communicated to the members of the Company from time to time).

159.2 Any notice given by advertisement in accordance with Article 159.1 shall be deemed to have been served at noon on the day on which the advertisement first appears and any notice posted on the website of the Company in accordance with Article 159.1 shall be deemed to have been served at noon on the day on which it was first posted."; and

(j) Article 160.1 shall be deleted and replaced with the following:-
160.1 "If at any time by reason of the suspension, interruption, disruption or curtailment of:-
(a) postal services or threat thereof within the Island of Jersey; or
(b) the proper performance of any server or other piece of electronic apparatus used for the sending, transmission or receipt of any electronic communication by the Company or the maintenance or operation of the website of the Company,
the Company is or would be unable effectively to convene a general meeting by notices sent through the post, by electronic communication or via the website of the Company, a general meeting may be convened by a notice advertised in at least one national newspaper published in the Island of Jersey and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by any other means permitted by these Articles if, at least seven days prior to the meeting, to do so again becomes practicable.".

3 The Articles of Association of the Company shall be amended by the insertion of a new Article 165 as follows:-
"165 Electronic Communications
165.1 The utilisation of any electronic communications, transmissions, receipts or addresses pursuant to these Articles shall at all times be subject to any applicable law and any rules or regulations of any stock exchange upon which the shares or securities of the Company are listed from time to time.
165.2 The Directors shall have the power, by resolution, to make regulations governing the electronic sending, transmission and receipt of any notice, letter, document, proxy or other correspondence and each shareholder of the Company is deemed to have agreed to abide by and act in accordance with any regulations (if any) made by the Directors from time to time."

000100

Analysis of Shareholding

at 31 December 2003

	Number of share-holders	Percentage of share-holders	Number of shares	% Shares in issue
Size of Shareholding				
1 – 10 000	160	74.07	335 360	1.15
10 001 – 25 000	22	10.19	367 010	1.25
25 001 – 50 000	11	5.09	392 030	1.34
50 001 – 500 000	20	9.26	2 992 236	10.23
500 001 – 1 000 000	1	0.46	1 000 000	3.42
Over 1 000 000	2	0.93	24 169 749	82.61
	216	100.00	29 256 385	100.00
Type of Shareholder				
Individuals	28	12.96	493 850	1.69
Investment and trust companies	10	4.63	215 229	0.74
Nominee companies	173	80.09	19 079 165	65.21
Other corporate bodies	5	2.32	9 468 141	32.36
	216	100.00	29 256 385	100.00

Shareholdings over 5 per cent

At the date of this report, the following hold 5 per cent or more of the issued capital of the Company:

	Shareholding	Percentage
Randgold Resources (Holdings) Limited	10 785 000	36.85
BNY (Nominees) Limited*	14 672 743	50.15

* *Shares held by BNY (Nominees) Limited are held for and on behalf of the Company's ADR holders.*

Proxy Form

for the Annual General Meeting to be held on Monday 26 April 2004 at 08:30

RANDGOLD RESOURCES LIMITED

INCORPORATED IN JERSEY, CHANNEL ISLANDS. REGISTRATION NUMBER 62686

I/We

of

being the holders of ordinary shares

hereby appoint

of

or failing him

of

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the Company to be held in the Pine Room of The Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands at 08:30 on 26 April 2004 and at every adjournment of that meeting.

* *(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)*

AGENDA ITEM	Vote for	Vote against	Abstain
1 Ordinary resolution – Adoption of the directors' report and accounts			
2 Ordinary resolution – Adoption of the report of the Remuneration Committee			
3 Ordinary resolution – Re-election of directors			
(a) R I Israel (Chairman of Remuneration Committee)			
(b) P Liétard (Member of Audit and Remuneration Committees)			
4 Ordinary resolution – Appoint PricewaterhouseCoopers LLP as auditors of the Company			
5 Ordinary resolution – Approve the fees payable to the directors			
6 Special resolution – Authorise the sub-division of the Company's share capital			
7 Special resolution – Authorise the cancellation of US$100 million share premium			
8 Special resolution – Authorise the purchase of shares for cash			
9 Special resolution – Authorise new Articles of Association relating to disclosure by holders of Company's shares			
10 Special resolution – Amend the Articles of Association to facilitate electronic communication with shareholders			

Signed at on 2003

Signature(s)

Assisted by me *(WHERE APPLICABLE)*

Full names of signatory if signing in a representative capacity. Please use block letters.

Notes to the Proxy

for the Annual General Meeting to be held on Monday 26 April 2004 at 08:30

Instructions for signing and lodging the annual general meeting proxy form:

1 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2 The Chairman shall be entitled to decline to accept the authority of the signatory;

- under the power of attorney; and
- on behalf of the Company,

unless the power of attorney or authority is deposited at the office of the Company's registrars being Computershare Investor Services (Channel Islands) Limited (see address details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

3 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

4 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

7 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

8 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS

Computershare Investor Services (Channel Islands) Limited
PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
Tel: (01534) 825 203

Shareholders' Diary

000103

☐	Financial year end	31 December
☐	Annual general meeting	26 April 2004

Announcement of quarterly results

☐	First quarter	28 April 2004
☐	Second quarter	5 August 2004
☐	Third quarter	4 November 2004
☐	Year end and fourth quarter	7 February 2005

Designed and produced by du Plessis Associates

000104